M. Ali Panjwani, Esq.
Partner

Direct Tel:  212-326-0820
Direct Fax:  212-798-6319
ali.panjwani@pryorcashman.com

May 21, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ms. Mara L. Ransom Assistant Director

Re:
InterCloud Systems, Inc.
(Formerly Genesis Group Holdings, Inc.)
Amendment No. 1 to Registration Statement on Form S-1
Filed March 26, 2013
File No. 333-185293
Form 10-K
Filed April 1, 2013
File No. 000-32037

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc. (formerly known as Genesis Group Holdings, Inc.) (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated April 24, 2013 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Form S-1”) submitted by the Company on December 5, 2012, as amended by Amendment No. 1 to the Form S-1 submitted by the Company on March 26, 2013 (“Amendment No. 1”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing Amendment No. 2 to the Form S-1 (“Amendment No. 2”) reflecting, as appropriate, the responses to the Staff’s comments contained herein, and which also includes the Company’s unaudited consolidated financial statements for the quarter ended March 31, 2013. References to page numbers below (other than those in the Staff’s comments in italics) are to the appropriate pages of Amendment No. 2. Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in Amendment No. 2.

Securities and Exchange Commission
May 21, 2013

General

1.
We note your disclosure on page 27 that you are controlled by a small group of existing stockholders. Please supplementally advise us as to whether you anticipate being a controlled company after consummation of this offering. If so, please revise your disclosure throughout your prospectus as appropriate.

Response:

The Company respectfully advises the Staff that following the consummation of this offering, the Company does not anticipate being a controlled company. The Company has removed the risk factor previously appearing on page 27 of the prospectus that formed a part of Amendment No. 1.

2.	Please provide the disclosure required by Item 505 of Regulation S-K.

Response:

As there is currently a public market for the Company's common stock, the Company believes the offering price of the common stock being registered under the Securities Act will be determined based upon the market price of the common stock at the time of the sale of the offered shares. As a result, the Company believes no additional disclosure is required in response to this comment. It should be noted that the Company has removed from the cover page of the prospectus which forms a part of Amendment No. 2 (the “Prospectus”) the sentence that indicated that the Company would price the offered shares between an estimated range rather than on the basis of the market price of the common stock at the time of the sale.

Prospectus Summary, page 2

3.	Please revise this section to discuss briefly your auditor’s opinion that there is a substantial doubt about your ability to continue as a going concern.

Response:

The Company has added the requested disclosure regarding the auditor’s going concern opinion on page 6 of the Prospectus under the heading “Prospectus Summary – The Company – Summary Risk Factors.”

Securities and Exchange Commission
May 21, 2013

Our Corporate Information, page 6

4.	Please briefly describe the “reduced disclosure about our executive compensation arrangements” that you are entitled to give as an emerging growth company.

Response:

Under the heading “Prospectus Summary – Our Corporate Information” on page 6 of the Prospectus, the Company has briefly described the reduced disclosure about the Company’s executive compensation arrangements that the Company is entitled to provide as an emerging growth company.

The Offering, page 7

5.	Please disclose in this section the issuance to the underwriter as underwriting compensation of warrants exercisable for 5% of the shares of common stock being sold in this offering.

Response:

Under the heading “The Offering” on page 7 of the Prospectus, the Company has added disclosure regarding the warrants to be issued to the underwriters as additional compensation.

6.	On page 8, please revise your disclosure to indicate whether the number of shares outstanding includes the common shares underlying the warrants to be issued to the underwriter as compensation.

Response:

Under the heading “The Offering” on page 10 of the Prospectus, the Company has revised the disclosure to reflect that the number of shares to be outstanding following the offering excludes the shares of common stock underlying the warrants to be issued to the underwriter as additional compensation.

Securities and Exchange Commission
May 21, 2013

7.
We reviewed the revisions to your disclosure in response to comment 11 in our letter dated January 4, 2013. Where you explain how you determined the number of shares of common stock to be outstanding immediately after the offering, please start with the number of shares of common stock outstanding as of the most recent balance sheet included in the filing. Also, where you list the items that are excluded in determining of the number of shares of common stock to be outstanding immediately after the offering, please revise to disclose the aggregate number of potential common shares that are excluded. In addition, please revise the first, second, third and fourth bullet points on page 8 to disclose the number of common shares into which each series of preferred stock would be convertible into immediately after the offering based on the offering price range. Finally, please revise the sixth bullet point to disclose the number of common shares issuable upon exercise of the warrants based on the number of common shares you expect to be outstanding immediately after the offering. Please note that revisions to your disclosure regarding the number of shares of common stock excluded in determining of the number of shares of common stock to be outstanding immediately after the offering should also be made in the Capitalization section on page 33.

Response:

In determining the number of shares of common stock to be outstanding following the offering, on page 8 of the Prospectus under the heading “The Offering,” the Company has in response to this comment:

●	started with the number of shares of common stock outstanding as of March 31, 2013, which is the most recent balance sheet date;

●	disclosed the aggregate number of potential shares of common stock that are excluded from the calculation of outstanding shares;

●
disclosed in the first, second, third and fourth bullet points the estimated aggregate number of shares of common stock into which each series of preferred stock may be converted based upon the estimated offering price of the common stock, as disclosed in the Prospectus; and

●
disclosed in the sixth bullet the estimated number of shares of common stock to be issued upon exercise of such warrants based upon the number of shares of common stock the Company expects to be outstanding after the offering.

The same disclosure has been made under the heading “Capitalization” on page 34 of the Prospectus.

Securities and Exchange Commission
May 21, 2013

Summary Pro Forma Combined Condensed Financial Data, page 11

8.
Please tell us why the Series F convertible preferred stock is not included in the amount of other liabilities including long-term debt presented in balance sheet data on page 12. Please also tell us why the caption “temporary equity including long-term debt” is appropriate given that temporary equity does not include long-term debt.

Response:

The Company has amended the pro forma financial data under the heading “Summary Pro Forma Combined Condensed Financial Data” on page 13 of the Prospectus to include the Series F convertible preferred stock in the amount of other liabilities. The Company also has amended the captions in such data to change the caption "temporary equity including long-term debt" to "Redeemable common and preferred stock".

Risk Factors, page 13

9.
We note that you have deleted the risk factor associated with your status as an emerging growth company. Please include this risk factor, or tell us why you do not think it describes a risk that is material to your company.

Response:

The Company had removed the risk factor associated with its status as an emerging growth company because as a “smaller reporting company” it is not required to provide in the Prospectus most of the disclosure from which the JOBS Act exempted larger issuers. However, as the Company’s status as a “smaller reporting company” may change, the Company has amended the disclosure under “Risk Factors” on page 26 of the Prospectus to include the risk factor associated with the Company’s status as an emerging growth company.

Risks Related to our Common Stock and this Offering, page 25

Our amended and restated certificate of incorporation and amended and restated bylaws, page 28

10.	Please revise the second to last bullet point to state that you have eliminated the right of stockholders to call a special meeting, rather than “limit[ed]” their right to call a special meeting.

Response:

The Company has revised the disclosure under the heading “Risk Factors – Risks Related to our Common Stock and this Offering” on page 29 of the Prospectus to state that it has eliminated, rather than limited, the right of stockholders to call special meetings.

Securities and Exchange Commission
May 21, 2013

Capitalization, page 33

11.
Please disclose the carrying amount of outstanding promissory notes which will be converted into shares of common stock in item (iii) of the second bullet point on page 33. Please also disclose the fair value of the shares of common stock issued pursuant to the second amendment to the MidMarket Loan Agreement in item (iv) of the second bullet point on page 33.

Response:

As the information in the tables under the heading “Capitalization” on page 34 of the Prospectus has been updated to reflect information as of March 31, 2013, the disclosure related to the shares issuable pursuant to the conversion of promissory notes and the second amendment to the MidMarket Loan Agreement, each of which occurred in the first quarter, are no longer applicable and have been removed. The Company believes no additional disclosure is required in response to this comment.

12.
It appears that the 40,000 shares of common stock classified as temporary equity will be outstanding on a pro forma and pro forma as adjusted basis. Please revise the caption which indicates that there will be no common stock subject to the put option on a pro forma and pro forma as adjusted basis or otherwise advise.

Response:

The Company has amended the disclosure under the heading “Capitalization” on page 34 of the Prospectus to disclose the 40,000 shares of common stock classified as temporary equity as outstanding on a pro forma and pro forma as adjusted basis. The put option is outstanding on a pro forma basis and pro forma as adjusted basis in the table presented.

Securities and Exchange Commission
May 21, 2013

13.
The actual amounts presented for additional paid-in capital and accumulated deficit on page 34 differ from the amounts presented in the Consolidated Balance Sheets on page F-3. Please revise or advise.

Response:

The Company has amended the disclosure in under the heading “Capitalization” on page 34 of the Prospectus to reflect the amounts of additional paid in capital and accumulated deficit as reflected on the March 31, 2013 balance sheet on page F-3.

14.	Please tell us how you derived the number of shares issued and outstanding on a pro forma basis. In doing so, please reconcile to the number of shares issued and outstanding on an actual basis.

Response:

The following table shows the number of shares issued and outstanding on a pro forma basis as of March 31, 2013:

Reconciliation of actual shares outstanding to pro forma shares outstanding

Actual shares outstanding at March 31, 2013	2,799,562

Conversion of Series D Preferred Stock	13,407

Pro Forma shares outstanding at March 31, 2013	2,812,969

15.
Please disclose the number of shares of common stock issuable upon the conversion of the Series F preferred stock, Series G preferred stock, Series H preferred stock, Series I preferred stock, and upon the exercise of stock purchase warrants in the bullet points on page 34 and in the bullet points on pages 36 and 37. Please also disclose the number of shares of common stock issuable upon the exercise of stock purchase warrants in the fifth bullet point on page 37.

Response:

The Company has amended the disclosure on page 35 of the Prospectus under the heading “Capitalization” to show the estimated numbers of shares of common stock to be issuable upon the conversion of the outstanding shares of Series F Preferred Stock, Series H Preferred Stock and Series I Preferred Stock and upon the exercise of common stock purchase warrants. While no shares of Series G Preferred Stock have been issued to date, the Company has disclosed that such shares may be issued in the future and the estimated number of shares issuable upon conversion of the Series G Preferred Stock.

Securities and Exchange Commission
May 21, 2013

16.	Please revise the second bullet point on page 34 to explain why Series G Preferred Stock is not included in the actual, pro forma, or pro forma as adjusted columns of the capitalization table.

Response:

The Company has not disclosed the Series G Preferred Stock in the table under the heading “Capitalization” on page 34 of the Prospectus because no shares of such series of preferred stock are issued and outstanding. The Company has amended the disclosure in the second bullet point under the table to disclose that it has not yet issued any such shares.

17.
Please revise the third bullet point on page 34 to clarify whether you expect to redeem the Series H preferred stock for cash or whether you expect the Series H preferred stock to be converted to common shares and the basis for this expectation.

Response:

The Company has amended the third bullet point on Page to 35 of the Prospectus under the heading “Capitalization” to clarify that the Series H Preferred Stock is expected to be redeemed for cash.

Dilution, page 36

18.
Please explain to us why the number of shares of common stock purchased or to be purchased from you, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders assumes the conversion of all remaining outstanding shares of preferred stock into common stock based on the initial public offering price as opposed to the actual cash consideration received.

Response:

The Company has amended the penultimate paragraph on page 39 of the Prospectus under the heading “Dilution” to make clear that, with respect to the number of shares of common stock issuable upon conversion of those series of convertible preferred stock with a conversion feature based upon the market price of the common stock of the Company, the Company used as a price per share in its conversion calculation the estimated price of the common stock to be sold in this offering, but in determining the consideration paid for such shares, the Company used the actual consideration paid by the holders of such shares of convertible preferred stock.

Securities and Exchange Commission
May 21, 2013

Unaudited Pro Forma Combined Condensed Financial Information, page 40

Unaudited Proforma Combined Condensed Balance Sheets, page 42

19.
Please revise to include the number of common shares outstanding on a historical and pro forma combined basis. Please provide and cross reference to accompanying footnote disclosure, as necessary, to explain how you computed each of the adjustments to historical common shares outstanding to arrive at pro forma common shares outstanding.

Response:

The Company has expanded the footnote disclosure by adding a new footnote (hh) on page 46 of the Prospectus to explain how the adjustments were computed to arrive at the number of pro forma common shares outstanding.

Unaudited Proforma Combined Condensed Statement of Operations, page 43

20.
We note that there are no pro forma adjustments for the income tax effects of the acquired entities. Normally, tax effects should be calculated with reference to statutory tax rates in effect during the periods for which the pro forma income statements are presented. Please revise or advise.

Response:

The Company has amended the Unaudited Pro Forma Combined Condensed Statement of Operations on page 43 of the Prospectus to reflect the tax benefit associated with the interest expense in the pro forma adjustments for the acquired entities. The Company has also amended footnote (ee) on page 46 of the Prospectus to include the tax benefit and the statutory rate used in the calculation. There were no other additional items identified related to the acquired entities that would require tax effects to be shown in the pro forma combined condensed statement of operations.

Securities and Exchange Commission
May 21, 2013

Debt Financing, page 44

21.	Please tell us and disclose how the adjustment to interest expense described in note (ee) takes into consideration amortization of deferred loan costs.

Response:

The Company has amended the disclosure by adding a new footnote (ff) on page 46 of the Prospectus under the heading “Unaudited Pro Forma Combined Condensed Financial Information – Notes to Unaudited Pro Forma Combined Condensed Financial Statements” to reflect the amortization of deferred loan costs. There were no additional items identified related to the acquired entity that would require tax effects to be shown in the pro forma combined condensed statement of operations.

22.	Please tell us and disclose how you have recognized the warrants issued in connection with the Mid Market Loan Agreement in the pro forma statement of operations.

Response:

The Company has included the warrants issued to Great American Life Insurance Company and Great American Insurance Company pursuant to the MidMarket Loan Agreement as a debt discount in the pro forma combined balance sheet and is amortizing the debt discount over the life of the loan. The amortization of debt discount is shown in footnote (gg) on page 46 of the Prospectus.

Telco Professional Services (probable acquisition), page 45 and IPC Systems, Inc. (probable acquisition), page 46

23.
Please revise notes (e) and (n) to disclose with more specificity the terms of the contingent consideration arrangements for the Telco and IPC acquisitions and how you determined the fair value of the contingent consideration in each case.

Response:

The Company has revised the disclosure in footnotes (e) and (o) (formerly note (n)) on pages 48 and 49 of the Prospectus under the heading “Unaudited Pro Forma Combined Condensed Financial Information – Notes to Unaudited Pro Forma Combined Condensed Financial Statements” to describe with more specificity the terms of the contingent consideration payable in the Telco and IPC acquisitions and to clarify how the fair value of the contingent consideration is calculated.

Securities and Exchange Commission
May 21, 2013

24.	Please revise notes (f) and (o) to disclose the number of shares of common stock to be issued as consideration, the assumed fair value per share, and the basis therefor.

Response:

The Company has revised footnotes (f) and (p) (formerly footnote (o)) on pages 48 and 49 of the Prospectus under the heading “Unaudited Pro Forma Combined Condensed Financial Information – Notes to Unaudited Pro Forma Combined Condensed Financial Statements” to disclose the number of shares to be issued as consideration to the Telco and IPC sellers based upon an estimated price per share of the common stock to be sold in this offering of $5.00.

25.
The pro forma balance sheet should reflect an adjustment to retained earnings for direct and incremental costs of the IPC and Telco acquisitions. Please tell us where this adjustment is included or revise to include it.

Response:

The Company has included an amount for acquisition costs related to the Telco and IPC acquisitions in footnotes (j) and (s) to the pro forma balance sheet as of March 31, 2013 on pages 49 and 50 of the Prospectus under the heading “Unaudited Pro Forma Combined Condensed Financial Information – Notes to Unaudited Pro Forma Combined Condensed Financial Statements.”

Stock Offering, page 47

26.
Please revise note (r) to indicate how you arrived at the $35.2 million in net proceeds expected to be received in the offering; e.g., based on X number of shares at Y price. Please also revise this note to explain that the pro forma adjustment of $33.7 million is based on $35.2 in net proceeds less $1.5 million in net proceeds to be used to redeem Series F Preferred Shares.

Response:

The Company has revised footnote (t) (formerly footnote (r)) on page 50 of the Prospectus under the heading “Unaudited Pro Forma Combined Condensed Financial Information – Notes to Unaudited Pro Forma Combined Condensed Financial Statements” to show how the revised amount of $36.8 million of net proceeds was determined.

The approximate net proceeds of $36,800,000 the Company expects to receive in this offering is based upon an offering of 8,000,000 shares of common stock at an assumed offering price of $5.00 per share, less an underwriting discount of 7% and a 1% non-accountable expense allowance payable to the underwriters.

Securities and Exchange Commission
May 21, 2013

Conversion of Preferred Stock into Common Stock, page 47

27.
Please disclose how you determined the number of common shares into which each class of Preferred Stock would be converted. Disclose why the assumed number of common shares to be issued on conversion here is significantly different than the number of common shares shown on page F-21 as potential common shares for each of these classes of Preferred Stock.

Response:

Immediately prior to the consummation of the offering, by reason of notice and consent agreements between the Company and respective preferred stockholders, the outstanding shares of the Company’s Series B, C and E Preferred Stock are expected to be converted into shares of common stock. Holders of Series B Preferred Stock will receive 9,037,955 shares of common stock, holders of Series C Preferred Stock will receive 4,143,505 shares of common stock, and holders of Series E Preferred Stock will receive 1,536,448 shares of common stock. The Company has revised the disclosure in footnote (hh) on page 46 of the Prospectus under the heading “Unaudited Pro Forma Combined Condensed Financial Information – Notes to Unaudited Pro Forma Combined Condensed Financial Statements” to reflect the foregoing.

The number of shares differs from and is significantly less than the number of shares that such preferred stockholders would receive if they had converted their shares of preferred stock into common stock as of December 31, 2012.  The principal reason for this discrepancy is that, in the first quarter of 2013, in connection with the second amendment to the MidMarket Loan Agreement, the holders of the MidMarket warrants agreed to a fixed number of shares of common stock that are issuable upon exercise of such warrants.

28.	Tell us why the pro forma amounts do not reflect the conversion of Series A and D Preferred Stock as if these conversions occurred at the beginning of the period presented.

Response:

The conversion into common stock of the shares of Series A Preferred Stock and Series D Preferred Stock (except for 42 shares of Series D Preferred Stock) occurred during the first quarter of 2013 and the shares of common stock issued on such conversions are included in the number of shares of common stock outstanding as of March 31, 2013. Accordingly, such conversions are not required to be shown on a pro forma basis. The remaining 42 shares of Series D Preferred Stock were converted into common shares in May 2013, and the pro forma adjustment for those shares is recorded and shown on the pro forma combined condensed balance sheet.

Securities and Exchange Commission
May 21, 2013

29.
Please revise note (s) to show how you computed the amounts of the adjustments to common stock and additional paid in capital under the column heading Proforma Adjustments – Offering in the proforma combined condense balance sheets. Please also disclose how you computed the amount of preferred stock dividends to exclude.

Response:

The Company has revised footnote (v) (formerly footnote (s)) on page 50 of the Prospectus under the heading “Unaudited Pro Forma Combined Condensed Financial Information – Notes to Unaudited Pro Forma Combined Condensed Financial Statements” to reflect the amount of adjustments to common stock and additional paid in capital. The Company has also included a table showing the calculation of common stock and additional paid in capital.

Pro Forma Shares, page 48

30.
Please tell us how the common shares to be issued in connection with the Telco and IPC acquisitions (valued at $4,012,147 and $701,756, respectively) are reflected in the pro forma weighted average common shares outstanding for basic earnings per share.

Response:

The Company has revised the pro forma balance sheet on page 42 of the Prospectus under the heading “Unaudited Pro Forma Combined Condensed Financial Information – Notes to Unaudited Pro Forma Combined Condensed Financial Statements” to reflect on a pro forma basis the shares to be issued in connection with the Telco and IPC acquisitions. The shares are also included in the aggregate on the pro forma statements of operations on pages 43 and 44 of the Prospectus under the heading “Unaudited Pro Forma Combined Condensed Financial Information – Notes to Unaudited Pro Forma Combined Condensed Financial Statements” in calculating the weighted average shares outstanding used to calculate basic earnings per share. The calculation of pro forma common weighted average shares outstanding is reflected in footnote (hh) on page 46 of the Prospectus.

31.
Please tell us why it is appropriate to include shares potentially issuable under the contingent consideration arrangements for Telco and IPC in weighted average common shares outstanding used in computing basic earnings per share.

Response:

The Company has revised the disclosures in footnotes (f) and (p) on pages 48 and 49, respectively, of the Prospectus under the heading “Unaudited Pro Forma Combined Condensed Financial Information – Notes to Unaudited Pro Forma Combined Condensed Financial Statements” to exclude the reference to shares potentially issuable as contingent consideration. The shares currently referenced are issuable as consideration for the acquisitions.

Securities and Exchange Commission
May 21, 2013

32.	Please revise your disclosure in the fourth bullet point to clarify the number of pro forma shares included in pro forma diluted weighted average common shares outstanding attributed to warrants.

Response:

The Company has revised the disclosure in the fourth bullet point in footnote (ii) on Page 47 of the Prospectus under the heading “Unaudited Pro Forma Combined Condensed Financial Information – Notes to Unaudited Pro Forma Combined Condensed Financial Statements” to make clear the number of shares included in pro forma diluted weighted average common shares outstanding attributed to warrants.

33.
Please show us how to derive the weighted average number of common shares outstanding used in computing combined pro forma diluted earnings per share based on the information disclosed in footnote (2) on page 46.

Response:

The following table sets forth the numbers of shares of common stock included in computing pro-forma diluted earnings (loss) per share for the year ended December 31, 2012:

For the year ended December 31, 2012
Basic:

Weighted average common shares outstanding as of December 31, 2012	1,553,555
Shares issued in connection with the TNS acquisition adjusted to January 1, 2012	28,415
Shares to be issued in connection with the TNS acquisition	40,000
Conversion of Series A Preferred Stock	160,000
Conversion of Series D Preferred Stock	194,560
Shares to be issued in connection with the acquisition of IPC	140,351
Shares to be issued in connection with the acquisition of Telco	775,109
Conversion of Series B, C and E Preferred Stock	36,759,548
Shares to be issued in this offering	8,000,000

Pro forma weighted average common shares outstanding	47,651,538

Diluted:

Shares issuable upon exercise of the MidMarket warrants	6,007,529

Conversion of Series F Preferred Stock	1,047,317
Conversion of Series H Preferred Stock	2,345,548
Conversion of Series I Preferred Stock	1,135,647

Pro forma weighted average fully diluted common shares	58,187,579,

Securities and Exchange Commission
May 21, 2013

The following table sets forth the numbers of shares of common stock included in computing pro-forma loss per share for the three months ended  March 31, 2013:

For the three months ended March 31, 2013
Basic:

Weighted average common shares outstanding as of December 31, 2012	2,103,957
Conversion of Series D Preferred Stock	13,407
Shares to be issued in connection with the acquisition of IPC	140,351
Shares to be issued in connection with the acquisition of Telco	775,109
Conversion of Series B, C and E Preferred Stock	14,717,908
Shares to be issued in this offering	8,000,000

Pro forma weighted average common shares outstanding	25,750,732

Securities and Exchange Commission
May 21, 2013

34.
Please disclose why the assumed number of common shares to be issued on conversion of Series H and I Preferred Stock and exercise of warrants in this footnote is significantly different than the number of common shares shown on page F-22 as potential common shares for Series H and I Preferred Stock and warrants.

Response:

The number of shares to be issued upon conversion of the Series H Preferred Stock and the Series I Preferred Stock and upon exercise of warrants differs from the number of shares shown on Page F-22 of the Prospectus for the following reasons:

●
The Series I Preferred Stock converts into common stock at the market price on the date of conversion. On December 31, 2012, the closing price per share of the common stock was $3.96, which resulted in a number of shares to be issued upon conversion of the Series I Preferred Stock equal to 1,135,647 shares. However, using an estimated offering price of $5.00 per share of common stock in this offering, the number of shares to be issued upon conversion of the Series I Preferred Stock is 900,000 shares.

●
The number of shares of common stock issuable on December 31, 2012 upon the exercise of the warrants issued pursuant to the MidMarket Loan Agreement was 11.5% of the fully-diluted shares as of December 31, 2012. However, in connection with the execution of the second amendment to the MidMarket Loan Agreement on March 22, 2013, the number of shares issuable upon exercise of those warrants was fixed at 749,452 shares.

●
The Series H Preferred Stock is convertible into 4.49% of the fully-diluted shares of the Company. As the number of shares to be issued to the holders of the Series I Preferred Stock changed, and the number of shares to be issued in connection with the exercise of the warrants changed, the number of shares to be issued upon conversion of the Series H Preferred Stock was reduced.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Components of Results of Operations, page 53

Fair Value of Embedded Derivatives, page 55

35.
Please disclose the number of shares of common stock issuable upon the exercise of warrants issued pursuant to the MidMarket Loan Agreement and UTA Note and Warrant Purchase Agreement as of the most recent balance sheet date.

Response:

The Company has amended the disclosure on Page 57 of the Prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Components of Results of Operations – Fair Value of Embedded Derivatives” to disclose the number of shares of common stock issuable as of March 31, 2013 and December 31, 2012 upon the exercise of the warrants issued pursuant to the MidMarket Loan Agreement and the UTA Note and Warrant Agreement.

Securities and Exchange Commission
May 21, 2013

Income Taxes, page 56

36.	We note that the amounts of the current and deferred provisions for income taxes differ from the amounts disclosed in note 11 to your financial statements. Please revise or advise.

Response:

The Company has revised the amounts shown for income taxes on Page 58 of the Prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Components of Results of Operations – Income Taxes.” As revised, the amounts shown correspond to the amounts shown for income taxes in Note 11 on page F-43 of the Prospectus.
Results of Operations, page 57

37.
We reviewed the additional disclosure provided in response to comment 26 in our letter dated January 4, 2013 and understand the decrease in salaries and wages in 2012 was a result of a significant decrease in the amount of stock compensation charges in 2012. Please revise your disclosure to elaborate on the reasons for the decrease in stock compensation, including whether the decreased expense was driven by a decrease in per unit value or quantity of share based compensation units issued. Also, we note that the amount of stock compensation for the most recent year differs from the amount disclosed in the financial statements. Please revise or advise.

Response:

During the year ended December 31, 2011, the Company issued 86,000 shares of common stock to employees as compensation. These shares had a fair value of $1,361,000, or an average of $15.83 per share. The Company also issued 2,000,000 shares of Series A Preferred Stock to employees of the Company. The 2,000,000 shares of Series A Preferred Stock were convertible into common stock with a fair value of $2,000,000 on the date of issuance, based on the value of the underlying common stock at $15.00 per share on that date. The Company also issued 24,000 shares of common stock in consideration of consulting services rendered to the Company. These shares had a fair value of $350,000, or an average of $14.58 per share. The Company also accrued $400,000 of stock-based compensation to be issued to officers and directors and recorded it as additional paid-in capital. The total stock-based compensation for 2011 was $4,111,000. This amount is shown in the Statement of Cash Flows as $4,111,000 of stock-based compensation and on the Statement of Changes in Stockholders’ Deficit as issuance of shares to employees and officers in the amount of $3,761,000 and issuance of shares for consulting services of $350,000, totaling $4,111,000.

Securities and Exchange Commission
May 21, 2013

During the year ended December 31, 2012, the Company issued 132,000 shares of common stock in consideration of consulting services rendered to the Company. These shares had a fair value of $338,900, or an average price of $2.57 per share. The Company also issued 40,000 shares of common stock to employees as compensation. These shares had a fair value of $30,000, or $0.75 per share. The Company also issued 400 shares of Series D Preferred Stock to a former officer and director. These shares had a fair value of $352,344, based on the option pricing model. The Company also issued options to purchase 20,000 shares of common stock. These options had a fair value on the date of issuance of $45,000, based on a Black Scholes calculation. The total stock-based compensation for the year ended December 31, 2012 was $766,244. This amount is shown on the Statement of Cash Flows as stock-based compensation for services of $338,900, fair value of options issued in the amount of $45,000 and fair value of shares issued to an officer of $382,344, for a total stock-based compensation of $766,244. This amount is also shown on the Statement of Changes in Stockholders’ Deficit as an issuance of shares to non-employees for services of $338,900 and an issuance of shares to officers as compensation of $30,000 and in the temporary equity roll forward on page F-50, there is an issuance of Series D Preferred Stock, and an issuance to an officer for unpaid salary in the amount of $352,344. The total fair value of these issuances was $766,244. The total stock compensation decreased as a result of lower stock prices during 2012 compared to 2011.

The Company revised its disclosure on pages 61 and 63 of the Prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” to reflect the foregoing.

Securities and Exchange Commission
May 21, 2013

Liquidity, Capital Resources, and Cash Flows, page 60

38.
We note your disclosure that as of December 31, 2012 you were in default under certain covenants of the MidMarket Loan Agreement, the lenders waived certain financial covenants and other defaults under the agreement, and you amended the agreement including the covenants. Please expand your disclosure to describe the nature of your default under the agreement, the waivers provided by the lenders, and the amendments to the agreement.

Response:

The Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity, Capital Resources and Cash Flows” on page 64 of the Prospectus to describe the nature of the defaults under the MidMarket Loan Agreement, the waivers provided by the lenders and the amendments to the MidMarket Loan Agreement made to cure the defaults.

39.
Please discuss in a reasonable amount of detail your working capital deficit, payments due by period for the next several periods, and the course of action you intend to take to remedy any liquidity deficiency. You should also incorporate a discussion of the cash obligations associated with redeemable preferred stock outstanding as of the most recent balance sheet date, including their maturity and/or redemption dates, and the ramifications if you are not able to settle a redemption demand. Finally, please identify and separately describe internal and external sources of liquidity and briefly discuss any material unused sources of liquid assets or state there are none. Refer to Item 303 of Regulation S-K.

Response:

The Company has revised the disclosure as requested under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity, Capital Resources and Cash Flows” on page 67 of the Prospectus.

40.
Please discuss in a reasonable amount of detail the reasons why the ending balance of accounts receivable at December 31, 2012 is so significant relative to annual revenues for the year ended December 31, 2012. Please indicate whether this is typical, provide an analysis of days’ sales outstanding and address the impacts on your liquidity.

Response:

Accounts receivable at December 31, 2012 was significant relative to the annual revenues for the year ended December 31, 2012 for the following reasons:

●
The Company acquired ERFS on December 17, 2012. The revenue the Company recorded for ERFS for the year ended December 31 2012 was $146,036, while the accounts receivable for ERFS included in the consolidated accounts receivable at December 31, 2012 was $821,353.

Securities and Exchange Commission
May 21, 2013

●
The Company acquired TNS on September 17, 2012. The revenue that was included for TNS from September 17, 2012 through December 31, 2012 was $969,839, while the amount of accounts receivable included in the consolidated accounts receivable on December 31, 2012 was $558,849.

●
The Company acquired the ADEX entities on September 17, 2012. The revenue that was included for the ADEX entities from September 17, 2012 through December 31, 2012 was $10,577,197, while the amount of accounts receivable included in the consolidated accounts receivable on December 31, 2012 was $6,758,439.

The Company’s days sales outstanding calculated on an annual basis was not meaningful at December 31, 2012 because the Company had only owned the companies for a short period. The days sales outstanding for the first quarter of 2013 was 65 days, which the Company believes is more representative of what should be expected going forward.

The balances of accounts receivable at December 31, 2012 did not adversely affect the liquidity of the Company.

41.	Please discuss each outstanding debt instrument that is in default, the contractual ramifications of such default and the reasonably likely impacts on your liquidity.

Response:

At the time of the initial filing of the Form S-1, the Company was in default of a promissory note issued to Wellington Shields as well as an acquisition note issued to the sellers of RM Engineering. Since that filing, the Company repaid  the Wellington Shields note and amended the terms of the acquisition note issued to the sellers of RM Engineering to allow for payment of outstanding obligations within 30 days of the closing of this offering. Accordingly, the Company believes the aforementioned defaults have no affect on its current liquidity.

Securities and Exchange Commission
May 21, 2013

Critical accounting policies and estimates, page 63

Goodwill and Intangible Assets, page 65

42.
Please tell us whether you are at risk of failing step one of the goodwill impairment test discussed in ASC 350-20-35-4 through 35-19 because the reporting unit has a fair value that is not substantially in excess of carrying value. If so, please tell us your consideration of disclosing:

●	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

●	The methods and key assumptions used and how the key assumptions were determined;

●	The degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

●	The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If not, please disclose that the fair value of your reporting unit is substantially in excess of carrying value.

Response:

The Company’s goodwill impairment test, most recently performed at December 31, 2012, is based on a two-part procedure consistent with the requirements of FASB ASC 350. The first test consists of determining the fair value of the reporting unit and comparing it to the carrying value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second test is performed. In step two, the implied fair value of the goodwill (which is the excess of the fair value of the reporting unit over the fair value of the net assets) is compared to the carrying value of the goodwill. An impairment loss is recognized for any excess value of goodwill over the implied value. In the Company’s case, because it had a negative carrying value at December 31, 2012, it was required to qualitatively assess whether it is more likely than not that a goodwill impairment exists. If it is more likely than not that a goodwill impairment exists, the second step of the goodwill impairment test is required to be performed to measure the amount of an impairment loss, if any. Based on the foregoing factors, if the Company concludes that an impairment of goodwill has occurred, an impairment write-down is recorded. In addition, the Company considered whether there are significant differences between the carrying amounts and the estimated fair values of the reporting unit's assets and liabilities, including unrecognized intangible assets, and concluded there were no significant variances.

Securities and Exchange Commission
May 21, 2013

The Company concluded through its assessment that it was not likely that goodwill impairment exists. The Company considered macroeconomic conditions and noted no unusual deterioration in the marketplace and no limitations to capital, which was supported by the Company’s ability to access additional capital. The Company also considered industry and market considerations and noted there was no unusual deterioration in the environment in which it operates or an increased competitive environment, nor any decline in market-dependent multiples. The Company believes current market conditions for its industry are favorable and that corporate spending on the services the Company offers will continue to grow. The Company also noted no unusual cost factors that would impact operations based on the nature of the working capital requirements of this business. The Company also noted that the overall financial performance of the Company and its acquisitions indicated that no goodwill impairment existed. The Company looked at each of the acquired companies and determined that each of them was performing as expected since the date of acquisition. The Company also noted the acquired entities are performing to forecasted results, which was used for the basis of the valuation. The acquired entities were generating income from operations at levels to support the amount of goodwill. As a result of these qualitative analyses, which were conducted in accordance with ASC 350, the Company concluded that no impairment existed at December 31, 2012.

Additionally, the Company considered that a majority of the Company’s goodwill was acquired in September 2012 with the acquisitions of ADEX and TNS, and the Company would expect the fair value of those assets to be substantially greater than the carrying value at the December 31, 2012 testing date as those purchases were recorded at fair value approximately three months earlier. Those two acquisitions represented over 70% of the Company’s goodwill as of December 31, 2012, and if ERFS, which was acquired in November 2012, was included, those three companies would represent 98% of the goodwill as of December 31, 2012. A third party valuation group performed a purchase price allocation that determined the goodwill for the ADEX and TNS business combinations. The Company was still evaluating the purchase price allocation for ERFS as of March 31, 2013 and December 31, 2012 and did not note any indicators that would materially change its preliminary purchase price allocation. Based on the foregoing factors, the Company concluded that an impairment of goodwill has not occurred as no events or circumstances have occurred that would affect the fair value or carrying amount of the reporting unit. Newly-acquired entities are performing to forecasted results, which was used for the basis of the valuation.

Events that could cause the risk for impairment to increase would be a loss of a major customer or group of customers, loss of key personnel or changes to current legislation that may impact the Company’s industry or its customers’ industries. However, based on the Company’s assessment of these factors, the Company believes the increase in the risk of impairment to be relatively low as its relationships with key customers and personnel are in good standing and the Company is unaware of any adverse legislation that may have a negative impact on the Company or its customers. As a result, the Company believes it will continue to operate effectively, continue to execute its acquisition strategy, and meet forecasted profitability.

Securities and Exchange Commission
May 21, 2013

The Company has revised the disclosure to address the risk of impairment on page 71 of the Prospectus and such disclosure now corresponds to the similar disclosure on page F-17 of the Prospectus.

Business, page 69

Our Recent and Pending Acquisitions, page 69

ADEX Corporation, page 70

43.	We note that the purchase consideration disclosed in the first paragraph differs from the disclosure on page F-26. Please revise or advise.

Response:

The Company has revised the disclosure on pages 75 and 76 of the Prospectus under the heading “Business – Our Recent and Pending Acquisitions – ADEX Corporation” and such disclosure now corresponds to the similar disclosure on page F-27 of the Prospectus.

Certain Relationships and Related Party Transactions, page 93

44.	With respect to the note from Mr. Caudill, please disclose the information required by Item 404(a)(5) of Regulation S-K.

Response:

The Company has made the requested disclosures on page 98 of the Prospectus under the heading “Certain Relationships and Related Party Transactions.”

Securities and Exchange Commission
May 21, 2013

Principal Stockholders, page 95

45.
We note your response to comment 43 in our letter dated January 4, 2013 and reissue that comment. Please disclose the name of the natural person(s) or the public company that has ultimate voting or investment control over the shares held by Great American Life Insurance Company, Great American Insurance Company or the Mark Munro 1996 Charitable Remainder Trust.

Response:

The Company has revised the disclosure on page 100 of the Prospectus under the heading “Principal Stockholders” to provide the name of the natural person possessing ultimate voting and investment control over the shares held by the Mark Munro 1996 Charitable Remainder Trust.

The Company has contacted Great American Life Insurance Company and the Great American Insurance Company and, despite its best efforts, has been unable to obtain the name or names of the natural person(s) possessing ultimate voting and investment control over the shares beneficially owned by such entities. The Company has revised the disclosure on page 100 of the Prospectus under the heading “Principal Stockholders” to provide that the ultimate voting and investment control over such shares is held by American Financial Group, Inc. (“AFG”) as provided in the Schedule 13D filed by AFG with the Commission on April 1, 2013. The Schedule 13D filed by AFG does not provide a natural person possessing ultimate voting and investment control over the shares AFG beneficially owns.

Description of Capital Stock, page 97

Preferred Stock, page 98

46.
We note that the number of authorized shares of Series E and Series F convertible preferred stock differ from the number of authorized shares disclosed in the consolidated balance sheet. Please revise or advise.

Response:

The Company has revised the number of authorized shares of Series E Preferred Stock and Series F Preferred Stock on page 102 of the Prospectus under the heading “Description of Capital Stock – Preferred Stock” to conform to the number of authorized shares shown on the balance sheet.

Securities and Exchange Commission
May 21, 2013

Underwriting, page 110

47.
Please include in a footnote to the table on page 110 indicating that the table does not include the fair value of the warrants to be issued to the underwriter in connection with the offering, the non-accountable expense allowance to be paid to the underwriter or the underwriter’s expenses, all of which are described further below. Refer to Item 508(e) of Regulation S-K.

Response:

The Company has added the requested footnote on page 113 of the Prospectus under the heading “Underwriting.”

Exhibit Index, page 114

48.
We note your response to comment 93 in our letter dated January 4, 2013. It does not appear that you filed your interactive data files. Please file your interactive data files with your next amendment.

Response:

The Company respectfully submits that, in accordance with “Interactive Data for Financial Reporting – A Small Entity Compliance Guide” published by the SEC, the Company is only required to submit interactive data files with its financial statements in Securities Act registration statements when a price or price range has been determined.  As the Company has not yet determined a price or price range for the shares to be sold in this offering, the Company believes the interactive data files are not currently required to be filed as an exhibit to the Form S-1. The Company intends to file the applicable interactive data files with an amendment to the Form S-1 once a price or price range is determined for the shares of common stock offered in this offering.

49.
We note your response to comment 94 in our letter dated January 4, 2013. It appears that the filed copies of the Loan and Security Agreement and its amendment do not contain the exhibits and schedules thereto. Please file complete copies of all material contracts. In addition, please delete the indication in the exhibit index that you have omitted such schedules and exhibits from Exhibit 10.24.

Response:

The Company has filed with Amendment No. 2 a complete copy of the Loan and Security Agreement and the amendments thereto, including exhibits and schedules thereto. The Company has also deleted the indication in the Exhibit Index that such schedules and exhibits have been omitted from Exhibit 10.24.

Securities and Exchange Commission
May 21, 2013

50.	Please file as exhibits the form of warrant and warrant agreement associated with the warrants to be issued to the underwriter.

Response:

The Company expects that the form of warrant and warrant agreement associated with the warrants to be issued to the underwriter will be filed as exhibits to Amendment No. 3 to the Form S-1.

Index to Financial Statements, page 119

51.
Please tell us your consideration of providing financial statements of ERFS pursuant to Rule 8-04 of Regulation S-X and including ERFS in the pro forma financial information included in the prospectus. If you do not believe the acquisition is significant enough to trigger the financial statement requirements, please provide us the details of your significance computations.

Response:

The Company evaluated the acquisition of ERFS in accordance with Rule 8-04 of Regulation S-X utilizing the three measurement tests – the Asset test, the Income test and the Investment test. The results of each test fell below the requisite 20% threshold, and thus the Company believes the filing of separate financial statements is not required. Please see the Company’s calculation below:

The following represents the significance calculations per S-X 8-04 and 8-05 for ERFS, which was acquired on December 17, 2012.

(1)	Total assets of acquired company	ERFS as of 12/31/2011	2,572,331	=	6.85%	A
	Total assets of acquiring company	InterCloud Systems, ADEX and TNS as of 12/31/2011	37,564,763			C

(2)	Pre-Tax Income of acquired company	ERFS as of 12/31/2011	351,335	=	5.49%	A
	Pre-tax (loss) income of acquiring company	InterCloud Systems ADEX and TNS as of 12/31/2011	6,404,628			D
	(absolute value)

(3)	Total consideration for acquisition	Total consideration	6,287,151	=	16.74%	B
	Total assets of acquiring company	InterCloud Systems, ADEX and TNS as of 12/31/2011	37,564,763			C

Based on the guidance set forth in S-X 8-04 and 8-05 and the calculations set forth above, the acquired company falls in the less than 20% bucket, which requires no financial statements.

Notes:
A
Section 2015.2 of the SEC Reporting Manual indicates that the financial statements used to measure significance is, generally, to compare the most recent pre-acquisition annual financial statements of the acquired business to the registrant's pre-acquisition consolidated financial statements as of the end of the most recently completed audited fiscal year required to be filed with the SEC. Financial statements of both the acquired business and the registrant used to measure significance must be prepared in accordance with the comprehensive basis of accounting described in Section 2015.3, “Comprehensive Basis of Accounting Used to Measure Significance". The ERFS "Total Assets" in calculation (1) and the "Pre-Tax Income" in calculation (2) therefore utilizes the December 31, 2011 amounts as this is the most recent pre-acquisition financial statements.

B	Total consideration related to the acquisition of ERFS per Note 4 of the Company's consolidated financial statements.

C
The denominator in calculations (1) and (3) includes the completed acquisitions of ADEX and TNS that occurred in 2012 prior to the ERFS acquisition. These amounts exclude the pro forma adjustments related to the probable acquisitions of Telco and IPC. This is supported by the guidance in the regulation S-X 3-05(b)(3), which only permits measuring significance using the registrant's pro forma amounts for completed acquisitions and not probable acquisitions. Therefore, this amount represents the Company's December 31, 2011 total assets, plus the ADEX and TNS December 31, 2011 total assets, adjusted for purchase accounting adjustments primarily related to the recordings of goodwill and intangibles.

D	December 31, 2011 pro-forma combined statements of operations for InterCloud, ADEX and TNS.

52.
We note based on Form 8-K filed April 19, 2013 you consummated the acquisition of AW Solutions, Inc. on April 15, 2013. Please tell us whether and when you expect to file financial statements and related pro forma information for AW Solutions, Inc. pursuant to Rules 8-04 and 8-05 of Regulation S-X. If you do not believe the acquisition is significant enough to trigger the financial statement requirements, please provide us the details of your significance computations.

Response:

The Company evaluated the acquisition of AW Solutions, Inc. and its affiliates in accordance with Rule 8-04 and 8-05 of Regulation S-X and determined utilizing the three measurement tests – the Asset test, the Income test and the Investment test – that the greatest of the three calculations fell in the 20%-40% category that requires one year of audited financial statements and unaudited interim period financial statements preceding the acquisition and the same corresponding interim-period financial statements of the prior year (unaudited). The audit and reviews will be completed, and the financial statements will be filed with the SEC, within the required 75 days from the acquisition date.

Securities and Exchange Commission
May 21, 2013

Pursuant to Rule 3-05(b)(4) of Regulation S-X, the Company believes the inclusion of financial statements is not required in the Form S-1 because the acquisition does not meet the requisite 50% significance threshold, provided that the Form S-1 becomes effective within 74 days of April 15, 2013, the date of the acquisition. Please see the Company’s calculation below:

The following represents the significance calculations per S-X 8-04 and 8-05 for AW Solutions, which was acquired on April 15, 2013.

(1)	Total assets of target company	AW Solutions as of 12/31/2012	3,931,750	=	9.39%	C
	Total assets of acquiring company	Intercloud as of 12/31/2012	41,866,243			A

(2)	Pre-Tax Income	AW Solutions as of 12/31/2012	1,543,035	=	28.95%	C
	Pre-tax loss of acquiring company (absolute value)	Intercloud as of 12/31/2012	5,329,592			A

(3)	Price	Total consideration	10,263,843	=	24.52%	B
	Total assets of acquiring company	Intercloud as of 12/31/2012	41,866,243			A

Based on the guidance set forth in Regulation S-X 8-04 and 8-05 (section 2030 of the SEC Reporting Manual) and the calculations set forth above, the acquired company falls in the 20-40% bucket, which requires one year audit and  unaudited interim period preceding acquisition and same corresponding period of prior year (unaudited).

The Company's independent registered public accounting firm, BDO USA, LLP, will audit the year ended December 31, 2012 and review the quarters ending March 31, 2013 and March 31, 2012.

Notes:
A
The denominator of calculation (1) and (3) includes the pro forma adjustments of the 2012 completed acquisitions of ADEX, ERFS and TNS.  These amounts exclude the pro forma adjustments related to the probable acquisitions of Telco and IPC.   This is supported by Regulation S-X 3-05(b)(3), which only permits measuring significance using the registrant’s pro forma amounts for completed acquisitions and not probable acquisitions.

These amounts are derived from the pro forma December 31, 2012 financial statements as presented in the filed Amendment 1 to Form S-1 (filed March 29, 2013).

B	Total consideration represents management's best estimate of which earn-out scenarios are probable.

C
Section 2015.2 of the SEC Reporting Manual indicates that the financial statements used to measure significance is, generally, to compare the most recent pre-acquisition annual financial statements of the acquired business to the registrant's pre-acquisition consolidated financial statements as of the end of the most recently completed audited fiscal year required to be filed with the SEC. Financial statements of both the acquired business and the registrant used to measure significance must be prepared in accordance with the comprehensive basis of accounting described in Section 2015.3, “Comprehensive Basis of Accounting Used to Measure Significance".  The AW Solutions "Total Assets" in calculation (1) and the "Pre-Tax Income" in calculation (2) therefore utilizes the December 31, 2012 amounts as this is the most recent pre-acquisition financial statements.

Consolidated Balance Sheets, page F-3

53.
We reviewed your response to comment 51 in our letter dated January 4, 2013. Please help us understand your response and the related disclosure provided on page F-44 as it relates to the fair value of the Series A Preferred Stock at issuance. In this regard, your disclosure that the 2 million shares of Series A Preferred Stock issued on November 1, 2011 had a fair market value of $.01 per share seems inconsistent with your disclosure that the aggregate consideration for the issuance of Series A Preferred Stock amounted to $2 million.

Response:

The Company’s original disclosure included information that did not factor in its January 2013 reverse stock split. Giving effect to such stock split, each share of Series A Preferred Stock was convertible into 0.08 shares of the Company’s common stock, or an aggregate of 160,000 shares of common stock (when factoring in the January 2013 reverse split) at December 31, 2012. On June 1, 2011, the Company’s Board of Directors authorized the issuance of 2,000,000 shares of Series A Preferred Stock to three of the Company’s principal officers valued at the fair market value of $1.00 per share. Such value was recorded in the Company's consolidated financial statements as stock-based compensation expense.  The carrying amount of the Series A Preferred Stock was based on the par value of the Series A Preferred stock of $.001 per share, or $200. The difference of $1,999,800 between the fair value of the Series A Preferred Stock at date of issuance and the carrying value of $200 was recorded as additional paid-in capital.

The Company has revised the notes to its consolidated financial statements on page F-47 to reflect the proper information.

Securities and Exchange Commission
May 21, 2013

54.
Based on your disclosures on page F-44, we understand the Series B convertible preferred stock is redeemable for $1,000 per share and are currently redeemable. At each balance sheet date, it appears you have recorded the outstanding Series B preferred shares based on their issuance date fair value, or cash received, as opposed to recording the shares at their redemption value, pursuant to GAAP and your disclosed accounting policy on page F-19. Please revise or advise. In addition, please note that increases in the carrying amount of redeemable preferred shares from the issuance date fair value to their redemption amount should reduce income available to common stockholders in the calculation of earnings per share. As such, tell us your consideration of whether your earnings per share computations and disclosure should be revised to treat changes in the carrying amount of redeemable preferred shares in the same manner as dividends on nonredeemable stock. Refer to ASC 480-10-S99.

Response:

The Series B Preferred Stock is immediately redeemable for its liquidation value, which is calculated on a dollar-for-dollar basis based on the purchase price of the shares, but will never be less than $1.00 per share. As the shares were redeemable as of December 31, 2012, the value of the Series B Preferred Stock remained at their liquidation value, which represented the cash paid for the shares, or $2,216,760. The difference in the balance sheet value of the Series B Preferred Stock from December 31, 2011 to December 31, 2012 was the result of the issuance of additional shares of Series B Preferred Stock, and not a change in the redemption value of the Series B Preferred Stock. No change has been made to the redemption amount of the Series B Preferred Stock because such shares were currently redeemable at their issuance date.  The carrying value of the Series B Preferred Stock was not adjusted, and as such there was no change to income available to common stockholders.

The Company has revised the disclosure on Page F-48.

55.
It appears that each class of securities presented in the temporary equity section of the balance sheet is redeemable for cash. As such, please revise the line item descriptions in the temporary equity section of the balance sheet to identify each class of redeemable securities as redeemable common or preferred stock.

Response:

The Company has revised the disclosure of the temporary equity section of the balance sheet on page F-3 of the Prospectus to indicate that each class of securities is redeemable.

Securities and Exchange Commission
May 21, 2013

Consolidated Statements of Operations, page F-4

56.
Please tell us what the line item captioned “equity loss attributable to affiliate” represents and revise the line item caption to clarify its nature. If this line item represents equity in losses of equity method investees, please refer to Rule 5-03 of Regulation S-X and tell us your basis for presenting equity method income or loss below net loss. We also note the line items on the statements of stockholders’ deficit and statements of cash flows captioned “distribution to non-controlling interest” in the same amount as the statements of operations line item captioned “equity loss attributable to affiliate.” Please tell us whether these line items all relate to the same activity, and if so, please revise the line item captions on the statements of stockholders’ deficit and statements of cash flows for consistency and clarity. If the line items on the statements of changes in stockholders’ deficit and statements of cash flows represent equity method income (loss), please tell us the basis for recording the amounts as an increase in accumulated deficit and as financing cash flows, respectively.

Response:

The line item captioned “equity loss attributable to affiliate” of $50,539 on the Consolidated Statements of Operations reflects the equity loss attributable to the 40% equity interest in Digital Comm for the period from September 14, 2012 through December 31, 2012. The Company wrote off its original investment in Digital Comm on September 13, 2012 and then wrote off its remaining investment in Digital Comm as of December 31, 2012. The Company has revised its presentation of the equity loss attributable to affiliate on the Consolidated Statements of Operations on Page F-4 of the Prospectus. The amount was immaterial to the financial statements and was reclassed accordingly.

The line item “distribution to non-controlling interest” of $50,539 on the Consolidated Statement of Cash Flows and on the Consolidated Statement of Stockholders’ Deficit represents an amount that was distributed by the Company to the 51% owners of the subsidiary and is not the same activity as described above. This amount does not represent equity loss during the period.

57.	It appears you had net income, as opposed to net loss, of $16,448 attributable to non- controlling interests. Please revise the line item caption accordingly or otherwise advise.

Response:

Although the Company owns only 49% of RM Engineering, the Company consolidates RM Engineering because it meets the test for a Variable Interest Entity. The Company records 100% of the revenue, cost of revenue and general and administrative expenses of RM Engineering in its Consolidated Statement of Operations. The amount of Net Income recorded in 2012 for RM Engineering was $32,251. The Company accordingly allocated 51% of the income ($16,448) to Net income attributable to non-controlling interest.  The Company has increased the Net Loss by this amount to arrive at Net Loss attributable to InterCloud Systems, Inc. The Company has revised the caption to indicate “Net (income) loss attributable to non-controlling interest” below "Net loss" on the Consolidated Statement of Operations.

Securities and Exchange Commission
May 21, 2013

58.
Please show us in detail how you computed total preferred stock dividends, including the amount of dividends accrued for each series of Preferred Stock outstanding; e.g., provide the number of shares outstanding by class, the dividend rate for each class, and the period of accrual. Tell us your consideration of providing footnote disclosure of this same information.

Response:

The Company has calculated the accrued dividends on its preferred stock as follows for all periods in which dividends were accrued:

Preferred Dividends
Year ended December 31, 2012

Preferred	Preferred
Stock	Stock	Dividend	Accrual	Accrued
Class	Outstanding	Rate	Period	Dividends
Series C	1,500	12%	January - December	$175,450
Series D	608	10%	January - December	61,340
Series E	2,575	12%	September - December	82,675
Series F	4,150	12%	September - December	145,250
Series H	1,425	150%	October - December	378,500
Total				$843,215

Series C was issued from January through July
Series D was outstanding for the entire year
Series E was issued from August through December
Series F was issued on September 17, 2012 in connection with the acquisition of TNS
Series H was issued from October through November

Preferred Dividends
Three months Ended March 31, 2013

Preferred	Preferred
Stock	Stock	Dividend	Accrual	Accrued
Class	Outstanding	Rate	Period	Dividends
Series C	1,500	12%	January - March	$44,384
Series D	42	10%	January - March	5,111
Series E	2,875	12%	January - March	81,600
Series F	4,150	12%	January - March	120,805
Series H	1,425	150%	January - March	339,185
Total				$591,085

Series C Preferred was outstanding from January 1, 2013 through March 31, 2013
Series D was outstanding from January 1, 2013, and 566 shares were converted in January 2013
Series E was outstanding from January 1, 2013, and additional subscriptions were received in the three months ended March 31, 2013
Series F was outstanding from January 1, 2013 through March 31, 2013
Series H was outstanding from January 1, 2013, but per the terms of the preferred stock, dividends stopped accruing after five months

There were no dividends on the Company’s preferred stock in the year ended December 31, 2011.

The Company has added this information as Note 16 “Preferred Dividends” to the Company’s consolidated financial statements on page F-51.

Securities and Exchange Commission
May 21, 2013

59.	Please tell us why it makes sense for you to record a significant income tax benefit for the year ended December 31, 2012 considering your history of significant and recurring losses.

Response:

The Company’s deferred tax liabilities increased significantly in 2012 and this increase offset the Company’s deferred tax assets, which previously had a full valuation allowance recorded against them. The increase in the deferred tax liabilities were primarily a result of two items. During 2012, the Company acquired ownership of three entities that had historically used the cash method of accounting for tax purposes. Section 446 of the Internal Revenue Code of 1986, as amended, requires that the Company prepare its tax returns using the accrual method of accounting. As a result of this change from cash to accrual accounting for income tax purposes, the Company recorded $4.5 million, or $1.3 million tax affected, as a deferred tax liability through purchase accounting (which will be recognized into income over the period of 2012 through 2015) (see a further explanation in response to Question 84). The second relates to certain intangible assets acquired in connection with certain 2012 business combinations that created deferred tax liabilities. Therefore, due to the decrease in the deferred tax asset (the Company actually was in a net deferred tax liability position as of December 31, 2012), the Company reversed approximately $1.5 million of the previously-recorded valuation allowance. This reversal is reflected as income in Income Tax Expense (Benefit) in the Consolidated Statement of Operations, resulting in an income tax benefit for the year.

Consolidated Statements of Cash Flows, page F-6

60.
We reviewed your response to comment 52 in our letter dated January 4, 2013. Please reconcile for us the amount disclosed on the Statements of Cash Flows for “fair value of shares issued to officer” to the Statement of Changes in Stockholders Deficit. In addition, please tell us how this transaction is disclosed in the notes to your financial statements.

Response:

The fair value of shares issued to officer of $382,344 included in the Consolidated Statement of Cash Flows for the year ended December 31, 2012 consisted of two transactions. The first issuance consisted of 40,000 shares of the Company’s common stock, which shares were recorded at $30,000 (which was initially disclosed at page F-43 of “Issuance of shares of common stock to employees, directors, and officers”) in the Company’s notes to consolidated financial statements. The second issuance consisted of 200 shares of the Company’s Series D Preferred Stock, which shares were recorded at $352,344 (which is disclosed on page F-51 of the Prospectus in the Company’s notes to consolidated financial statements). As the Series D Preferred Stock is redeemable and included in Redeemable Preferred Stock, the amount related to this issuance was not included in the Statement of Changes in Stockholder’s Deficit, but instead is now included in the notes to the consolidated financial statements on Page F-50 of the Prospectus.

Securities and Exchange Commission
May 21, 2013

61.	Please tell us why depreciation and amortization expense differs from the aggregate amount of depreciation and amortization expense for 2012 disclosed in Notes 5 and 6.

Response:

The Company has reviewed and determined that the amount was immaterial to the financial statements; however, the Company has revised the amount of amortization expense in Note 6.

62.
We note the adjustments to reconcile net loss to net cash used in operations include a line item for the issuance of shares in lieu of interest. Please tell us what this line item represents and why the issuance of shares in lieu of interest is properly classified as an adjustment to reconcile net loss to net cash used in operations.

Response:

The issuance of shares in lieu of interest consists of the fair value of shares of the Company’s stock that were issued to satisfy accrued interest related to a debt. The Company has modified its 2012 Consolidated Statement of Cash Flows to reclassify this adjustment to “Accounts payable and accrued expenses” and has added the amount of accrued interest satisfied, which amounted to $153,216, to “Issuance of shares to satisfy notes payable” as non-cash investing and financing activities.

63.
Please tell us how the forfeiture of officers’ compensation in 2011 is disclosed in the Statements of Changes in Stockholders’ Deficit or Statements of Operations and why the amounts for each year are properly classified as an adjustment to reconcile net loss to net cash used in operations.

Response:

The forfeiture of officers’ compensation of $200,000 classified as an adjustment to reconcile net loss to net cash used in operating activities was originally put in the wrong caption. It consists of the issuance of 200 shares of Series D Preferred Stock for waiver of 2011 salary in the Statement of Changes in Stockholders’ Deficit and was disclosed in the Company’s notes to its consolidated financial statements on page F-50.

Securities and Exchange Commission
May 21, 2013

The forfeiture of officer’s compensation in 2011 and the issuance of shares of Series D Preferred Stock for waiver of salary in 2011 were classified as expenses in the Company’s statement of operations during 2012. These expenses were included in the Consolidated Statement of Operations as salaries and wages. These expenses were also included in the accrued expenses until they were satisfied or forfeited. The Company has modified its 2012 Consolidated Statement of Cash Flows to reclassify this adjustment to reconcile net loss to net cash used in operations to “accounts payable and accrued expenses” and has inserted this caption as “Forfeiture of officers’ compensation” as non-cash investing and financing activities. The Company believes that these adjustments to the cash flow statement are immaterial to the reader.

64.
It appears that the change in the fair value of derivative liability included in adjustments to reconcile net loss to net cash used in operations should be presented as an increase in cash used in operating activities. Please revise or advise.

Response:

The change in fair value of derivative liability of $198,908 was not properly reflected in the 2012 consolidated statement of cash flows. Additionally, the Company did not recognize a gain on cancellation of warrant of $45,054, as disclosed in the 2012 consolidated statement of cash flows. The fair value of derivative liability of $198,908 should have been presented as an increase in the cash used in operating activities. Additionally, a second element, which should have been disclosed separately as an adjustment to reconcile net loss to net cash used in operations, was the issuance of shares for extinguishment of debt and cancellation of warrants held by UTA Capital LLC in the amount of $352,763. This was recorded on the consolidated statement of operations for the year ended December 31, 2012, as the shares were issued to UTA Capital LLC in exchange for the cancellation of their warrant and the early extinguishment of debt. The Company has revised its 2012 consolidated statement of cash flows to revise these three elements.  The Company believes that these adjustments to the cash flow statement are immaterial to the reader as they resulted in improvements in operating cash flow used.

65.
We note that non-cash investing and financing activities in 2012 include issuance of shares to lenders ($193,944), common stock issued for loan modification ($610,000) and issuance of shares in lieu of interest ($42,500). Please tell us how these transactions are presented in the Statements of Changes in Stockholders’ Deficit.

Response:

The three transactions identified in Question 65 above listed as non-cash investing and financing activities in 2012 were mislabeled.

Securities and Exchange Commission
May 21, 2013

The issuance of shares to lenders of $193,944 consists of warrants issued to Great American Insurance Company and Great American Life Insurance Company at the loan origination in September 2012 and were recorded as an increase in derivative liabilities and an increase in debt discount. Such transaction should have been labeled as “Fair value of warrants accounted as derivatives issued to lender and corresponding debt discount.” Accordingly, the fair value of such warrants was not recorded in the Company’s Consolidated Statement of Changes in Stockholders’ Deficit.

The common stock issued for loan modification of $610,000 consists of the issuance of two notes aggregating $610,000 issued to satisfy liabilities associated with services performed by Wellington Shields in connection with securing the MidMarket loan and was recorded as an increase in deferred loan costs and an increase in notes payable. Such transaction should have been labeled as “Notes payable to satisfy liabilities associated with deferred loan costs.” Accordingly, the issuance of the two notes was not recorded in the Company’s Consolidated Statement of Changes in Stockholders’ Deficit.

The issuance of shares in lieu of interest of $42,500 consists of the fair value of shares issued in connection with the satisfaction of principal of notes payable aggregating $42,500 and was recorded as an increase in common stock and additional paid-in capital and a decrease in notes payable. The fair value of such shares of $42,500, together with the issuance of shares in lieu of interest of $110,716 shown as an adjustment to reconcile of net loss to net cash used in operations, which amounts to $153,216, was included in the Consolidated Statement of Changes in Stockholders Deficit from January 1 to December 31, 2012, labeled as “Issuance of shares pursuant to convertible notes payable of $153,216.” The issuance of shares in lieu of interest of $42,500 should have been labeled as “Issuance of shares to satisfy notes payable.”

The Company has revised the December 31, 2012 non-cash investing and financing activities to indicate the proper label of the aforementioned transactions.

Securities and Exchange Commission
May 21, 2013

66.
We note that non-cash investing and financing activities in 2011 include preferred stock issued on debt conversion ($365,870) and redeemable common stock ($141,607). Please tell us where these transactions are disclosed in the notes to financial statements.

Response:

The Company has revised the non-cash investing and financing activities in the Consolidated Statement of Cash Flows on page F-6 of the Prospectus. The preferred stock issued on debt conversion was $605,872 and is reflected in Note 15 to the Company’s consolidated financial statements on Page F-47 of the Prospectus, under Series D Preferred Stock. Originally, the Company had recorded the amount on the Consolidated Statement of Cash Flows as $365,870. The Company has subsequently revised such amount to the correct amount of $605,872.

The redeemable common stock of $141,607 corresponds to the recognition of earn-out liabilities pursuant to acquisitions, which was recorded as an increase in contingent consideration and an increase in the amount allocated to intangible and goodwill. Such transaction should have been labeled as “earn-out liabilities pursuant to acquisitions.” Such transactions were disclosed in the Company’s notes to its consolidated financial statements in the table reflecting the purchase price on page F-26 of the Prospectus.

The Company has revised the December 31, 2011 non-cash investing and financing activities to display the proper amount of the preferred stock issued on debt conversion and the label of the earn-out liabilities pursuant to acquisitions. The Company believes that these adjustments to the cash flow statement are immaterial to the reader.

Notes to Consolidated Financial Statements, page F-7

67.
Please tell us your consideration of disclosing a description of the 2012 Performance Incentive Plan and the Employee Stock Purchase Plan, including the general terms of awards that may be granted under the plans.

Response:

The Company has revised the disclosure on page F-21 of the Prospectus to include a description of the Company's 2012 Performance Incentive Plan and the Company’s Employee Stock Purchase Plan.

2. Restatement, page F-8

68.	Please revise the consolidated statements of operations data to include non-controlling interest, dividends accrued on preferred stock and net loss attributable to InterCloud Systems.

Response:

The Company has revised its consolidated statements of operations data to include non-controlling interest, dividends accrued on preferred stock and net loss attributable to the Company on page F-11 of the Prospectus.

Securities and Exchange Commission
May 21, 2013

3. Summary of Significant Accounting Policies, page F-14

Basis of Presentations and Going Concern, page F-14

Going Concern, page F-15

69.
We reviewed your response to comment 72 in our letter dated January 4, 2013 and the related revisions to your disclosure. As previously indicated, filings containing accountant’s reports that are qualified as a result of questions about an entity’s continued existence must contain appropriate and prominent disclosure of the registrant’s financial difficulties and viable plans to overcome those difficulties. As such, please further revise your disclosures to include a reasonably detailed discussion of how you intend to generate sufficient cash to support your operations during the twelve month period following the date of the financial statements. This discussion should be updated on a quarterly basis. Refer to section 607.02 of the Codification of Financial Reporting Releases.

Response:

During the years ended December 31, 2012 and 2011, the Company suffered recurring losses from operations, and the Company has a deficiency in working capital and has stockholders’ deficit that raise substantial doubt about its ability to continue as a going concern. The Company may raise capital through the sale of equity securities, through debt securities, or through borrowings from principals and/or financial institutions. The Company's management believes that actions presently being taken to obtain additional funding provide the opportunity for the Company to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going concern basis. The Company had a net loss of approximately $2.1 million during 2012 and had a working capital deficit of approximately $3.7 million at December 31, 2012. At December 31, 2012, the Company had total indebtedness of $21.2 million. The Company cannot be certain that its operations will generate funds sufficient to repay its existing debt obligations as they come due. The Company’s failure to repay its indebtedness and make interest payments as required by its debt obligations could have a material adverse effect on its operations. The Company intends to secure additional debt and equity financing to satisfy its existing obligations. While the Company believes that it will ultimately satisfy its obligations, it cannot guarantee that it will be able to do so on favorable terms, or at all. Should the Company default on certain of its obligations and the lender foreclose on the debt, the operations of the Company’s subsidiaries will not be initially impacted. However, following default, the lender could potentially liquidate the holdings of the Company’s operating subsidiaries sometime in the future and the Company’s operations would be significantly impacted. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Securities and Exchange Commission
May 21, 2013

The Company plans to generate cash for the next 12 month through four potential sources. The first potential source is net income from its subsidiaries, including the recent acquisitions of AW Solutions and ERFS in April 2013 and December 2012, respectively. In addition, the Company currently expects to generate income from ADEX and TNS for the full fiscal year following its acquisition of ADEX and TNS in September 2012.

The second potential source of generating cash will be through a senior secured financing of the Company’s accounts receivable. The Company has met with several financial institutions and anticipates closing a suitable financing during the second quarter of 2013.

The third potential source of generating cash is to increase the Company’s cash flow loan through MidMarket or other cash flow lenders.

The fourth potential source of generating cash is through the consummation of the IPC and Telco acquisitions with the proceeds of this offering. While the third and fourth potential sources of funds are critical to the Company’s plans, the Company believes it will be able to generate enough cash from the first and second sources to fund its operations in the next twelve months.

The Company has revised its disclosure under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity, Capital Resource and Cash Flows - Working Capital"on page F-67 of the Prospectus to reflect management’s plans as described above.

Principles of Consolidation and Accounting for Investment in Affiliate Company, page F-15

70.	Please disclose how earnings and losses are attributed between you and the 51% owner of RM Engineering.

Response:

The Company consolidates RM Engineering because it meets the test for a Variable Interest Entity and the Company has determined itself to be the primary beneficiary. The Company records 100% of the Revenue, Cost of Revenue and General and Administrative lines of RM Engineering in its Consolidated Statement of Operations. The 51% is treated as net income or loss attributable to non-controlling interests and is shown below Net loss in the caption “Net (income) loss attributable to non-controlling interest.”

Securities and Exchange Commission
May 21, 2013

The Company has revised the disclosure on page F-16 of the Prospectus to reflect the foregoing.

Impairment of Long-Lived Assets and Goodwill, page F-16

71.
We reviewed the additional disclosures you included pursuant to comment 57 in our letter dated January 4, 2013. It appears the accounting policy disclosure regarding impairment of indefinite-lived intangible assets and goodwill is not consistent with GAAP which provides that impairment tests for these assets should consist of comparisons of fair value to carrying amount, as opposed to comparisons of undiscounted expected future cash flows to carrying amount. Refer to ASC 350-20-35 and ASC 350- 30-35 regarding the subsequent measurement of goodwill and other indefinite-lived intangibles, respectively and revise your accounting policy disclosure accordingly. In addition, please tell us whether this has any impact on your assessment of impairment for the periods presented.

Response:

The Company has revised the disclosure on page F-17 of the Prospectus under the heading “Impairment of Long-Lived Assets and Goodwill” as requested.

4. Acquisitions and Deconsolidation of Subsidiary, page F-24

72.	Please disclose the amounts of acquisition-related costs and the line item in the Statements of Operations in which the expenses are recognized. Refer to ASC 805-10- 50-2f.

Response:

The Company has revised the disclosures on page F-25 of the Prospectus to reflect the amounts of its acquisition-related costs and where they are classified in the Consolidated Statement of Operations.

73.
Please tell us why 575 shares of Series F preferred stock is presented as a liability. Please also tell us how you determined the fair value of the liability and why fair value differs from the liquidation preference.

Response:

The Company has evaluated the Series F Preferred Stock to determine its proper classification and has come to the following conclusions as to why 575 shares of Series F Preferred should be classified as a liability:

Securities and Exchange Commission
May 21, 2013

The Company issued 4,150 shares of Series F Preferred Stock for the purchase of TNS. The Company issued these shares without contingencies. Consequently, the amount of shares is fixed,  and these shares are equity, not liabilities. However, 3,575 shares of Series F Preferred Stock are conditionally redeemable, and are classified as temporary equity (mezzanine) in accordance with ASR 268 and ASC 480-10-S99 (EITF Topic D-98). The conversion option embedded in the Series F Preferred Stock is not required to be bifurcated  from the host contract under ASC 815-15-25-1 because the economic characteristics and risks of the embedded conversion option are clearly and closely related to the economic characteristics and risks of the host Series F Preferred Stock contract. As a result, they do not meet the requirements for bifurcation.

The Company classified a tranche of 575 shares of Series F Preferred Stock (the second tranche) as a liability because, based on its purchase contract, it has an unconditional obligation to issue a variable number of second tranche shares (see ASC 480-10-25-14b). The Company recorded a liability at fair value (see ASC 480-10-30-7) for its unconditional obligation, based on EBITDA earn-out targets, to cancel second tranche shares or issue additional shares. These shares are not currently redeemable, and consequently the Company has recorded such shares at their fair value, rather than at their liquidation preference.

2012 Acquisitions, page F-26

74.
Regarding the final purchase consideration for the acquisitions of TNS, the ADEX entities and ERFS at the bottom of page 26, please tell us why the note in amount of $1,332,668 is not included in the total purchase price of the ADEX entities.

Response:

The Company has revised the disclosure on page F-27 of the Prospectus to more clearly reflect the aggregate principal amount of the notes issued in the ADEX acquisition.

Securities and Exchange Commission
May 21, 2013

Notes – Contingent Consideration, page F-28

75.
It appears there are inconsistencies between the purchase and contingent consideration provisions in your acquisition agreements as described in this footnote and as described starting on page 69 of the Business section of the prospectus. Please revise for consistency. In doing so, please ensure you have provided footnote disclosure regarding all pertinent terms of the contingent consideration provisions for each acquisition as it appears certain of the acquisition agreements provided more than one earn-out provision. For each contingent consideration arrangement, please disclose:

●	How the fair value of the contingent consideration was determined;
●
Whether the obligation for the contingent consideration is classified as a liability or equity, the basis for such classification and the resulting impact on your accounting for subsequent measurements of the contingent consideration;

●	An estimate of the range of outcomes, including whether the maximum amount of the payment is unlimited; and
●	Any changes in the range of outcomes and the reasons for the changes.

Refer to ASC 805-30-25-6 and ASC 805-30-50.

Response:

The Company has revised the disclosure on pages 75 and 76 of the Prospectus under the heading “Business” to conform to the disclosure on page F-29 of the Prospectus.

RM Engineering, page F-29

76.	We note that the fair value of contingent consideration disclosed in the second sentence differs from the amount disclosed on page F-24. Please revise or advise.

Response:

The Company has revised the disclosure on page F-30 of the Prospectus.

2012 Deconsolidation, page F-29

Deconsolidation of Digital Comm, Inc. Subsidiary, page F-29

77.
Please tell us in more detail your basis for deconsolidating an entity with negative net assets and recurring losses and recording a gain on the deconsolidation, considering the 60% interest in the entity was sold to a related party, the consideration you received was a promissory note that was written off as uncollectible immediately following the sale, and based on your disclosures in the second to last paragraph on page 93, which seems to suggest you have significant continuing involvement with this entity. In addition, please tell us your consideration of disclosing: (i) the amount at which your investment (or liability in this case) is carried as well as the difference between the amount at which the liability is carried and the amount of the underlying net liabilities of Digital Comm, Inc. and (ii) summarized information about the assets, liabilities and results of operations of Digital Comm, Inc.. Please refer to ASC 323-10-50.

Response:

Please find below a summary of the circumstances surrounding the disposition of Digital Comm:

For some time, Digital Comm had been operating at a loss.  During the summer of 2012, in light of a review of its own operations and, when compared to the operations of acquisition targets (such as ADEX and TNS, which were acquired in September 2012), the Company decided to explore different alternatives in disposing of its investment in Digital Comm and offer it to the highest bidder.  This would allow the Company to allocate more of its resources, which were already thin, towards more profitable operations, such as its other existing subsidiaries and those of its acquisition targets (e.g., ADEX and TNS).

Securities and Exchange Commission
May 21, 2013

Mr. Caudill, who was an officer and a director of the Company at the time of this decision, valued Digital Comm differently than other board members and officers and indicated that he wanted to acquire it and devote all of his time and efforts towards the operations of Digital Comm.  Mr. Caudill recused himself from the internal deliberations and the approval by the Company of the terms of the disposition.   Once an agreement between Mr. Caudill and the Company was reached on the disposal of Digital Comm, Mr. Caudill contemporaneously resigned as an officer and director of the Company so he could focus his attention on the operations of Digital Comm.  Additionally, at the time of the disposition, Mr. Caudill held less than 5% of the monetary and voting beneficial ownership of the Company and he was no longer a related party following his resignation. Moreover, if the Company had not found a buyer in Mr. Caudill, it would have offered it to the highest bidder, and if it was unable to find a bidder, it would have ultimately ceased the operations of Digital Comm.  Accordingly, the Company believes that the disposal of its 40% interest in Digital Comm was an arms-length transaction.

The Company has relied on ASC 810-10-S99-5 “Accounting for Divestiture of a Subsidiary or Other Business Operations.”  The Company believes that the facts and circumstances surrounding Digital Comm are the same as provided in such ASC paragraph in which the Commission allows the recognition of any gain from the divestiture arrangement as long as the company allocates the consideration exchanged to each of the elements and the deconsolidation of the subsidiary and business operations is appropriate.

The gain on the disposal of Digital Comm is the simple subtraction of the net assets from the net liabilities, adjusted for any consideration exchanged between the Company and Mr. Caudill pursuant to this transaction.  The Company did allocate a value to all consideration exchanged, as provided by 810-10-S99-5.

Additionally, the Company has not imposed any conditions on the transferee (former officer) to pledge or exchange the transferred assets and it believes that the transferee has no constraints on such rights.  Finally, the Company does not believe it has effective control over the transferred assets.  The Company did not obtain the voting rights associated with the transferred assets, nor does it have a contractual right to repurchase the shares at a predetermined price within a certain period. Accordingly, the Company believes that the disposal of Digital Comm is properly accounted for as a sale.

The Company determined the extent of its continuing involvement with Digital Comm and is repeating in this response its second to last paragraph on page 93 of the Prospectus for clarification purposes, in the context of continuing involvement:

“In connection with the sale, (i) we agreed to use our best efforts to secure additional financing or lines of credit to support the business of Digital Comm, (ii) it was agreed that all of Digital Comm’s future work would be offered to us to perform on a subcontract basis, (iii) it was agreed that the 40% interest we retained in Digital Comm will be non-dilutable, and (iv) we are to be paid 5% of the cash receipts of Digital Comm, up to a maximum of $50,000 annually, for accounting and administrative support services for Digital Comm.”

Secure additional financing: The Company believes that, as the holder of a 40% interest of privately-held company that is more limited in its ability to obtain financing than a publicly-traded company, it is in the Company’s interest to use its best efforts to secure additional financing or lines of credit to support the business of Digital Comm.   The Company also notes that while it agreed to use its best efforts to secure additional financing, it is not compelled to secure additional financing and it is not obligated to provide the financing directly or indirectly to Digital Comm.  Accordingly, the Company does not believe that it has entered into an arrangement to provide financial support.

Securities and Exchange Commission
May 21, 2013

Offer to perform subcontract work: Digital Comm is obligated to offer to the Company work that it would otherwise subcontract.  The Company notes that Digital Comm is not obligated to retain its services if it is not in Digital’s interest to do so and the Company is not compelled to perform the work if it does not believe that it is in the Company’s interest to do so.  Accordingly, the Company does not believe that this element of its agreement with Digital Comm constitutes a servicing arrangement.

Non-dilutable 40% interest: The Company retained a non-dilutive interest of 40% in Digital Comm, which does not infer that the Company has continuing involvement, based on the aforementioned examples listed in  ASC 860- 55-79B , but rather, that the Company is preserving its rights as a minority shareholder.

Accounting Services: Finally, the Company provides accounting and administrative support services for Digital Comm for a sum not to exceed $50,000. There are two reasons for this arrangement. First, as a privately-held company, the Company believes Digital Comm does not have the incentive to provide the Company with accurate and timely information needed to meet the Company’s periodic filing requirements as a publicly-traded company. Second, shareholder inspection rights in Florida are very limited and somewhat cumbersome and would require the Company to enforce such rights through the judicial system in order to obtain the information needed to meet its periodic filing requirements. Therefore, the Company does not believe that this arrangement infers continuing involvement.

There were no other arrangements or agreements made contemporaneously with the transfer that require analysis.

The Company has received a note receivable from its former officer, which was written-off as of December 31, 2012.  The write-off was primarily based on the Company’s evaluation of the credit and financial condition of the payor.  While the Company is not expecting to receive any benefits from the note receivable at December 31, 2012, it has a fiduciary duty and a right to collect on this note receivable.  However, it also believes that it would not be in its best interest to foreclose on such note receivable, assuming that the former officer defaults on such note.  The Company does not believe that, based on the foregoing, the note receivable constitutes an element of continuing involvement or an element that the Company retained control over the financial assets of Digital Comm.

Disclosure

The Company’s consolidated financial statements disclose the nature of the transaction, a description of the gain recorded and that the investment is carried at zero.

Securities and Exchange Commission
May 21, 2013

9. Term Loans, page F-32

Term Loan – MidMarket Capital, page F-34

78.
Your disclosure in bullet number 9 on page F-10 that you issued to the lender warrants to purchase up to 3% of the Company’s common stock on a fully-diluted basis is inconsistent with your disclosure on page F-35 that the warrants are exercisable for 10% (and later amended to 11.5%) of fully-diluted shares. Please revise or advise.

Response:

The Company has revised the disclosure in the ninth bullet point on page F-10 to conform to the disclosure on page F-35.

79.	Please revise to disclose the number of shares of common stock issuable upon exercise of warrants held by UTA and MidMarket Capital at each balance sheet date.

Response:

The Company has revised the disclosure on pages F-34 and F-36 of the Prospectus to include the number of shares of common stock issuable upon exercise of the warrants held by UTA Capital LLC, Great American Insurance Company and Great American Life Insurance Company.

10. Derivative Instruments, page F-38

80.
Please revise your disclosures to be more specific in terms of which instruments are recorded as derivative instruments. For example, instead of disclosing that you issued warrants to one of your lenders in 2010 and another of your lenders in 2012, clearly indicate that the warrants issued in connection with UTA notes payable in 2010 and the MidMarket term loans in 2012 are accounted for as derivative liabilities.

Response:

The Company has revised the disclosure on page F-41 of the Prospectus in Note 10 “Derivative Instruments” to the Company’s consolidated financial statements to clearly indicate which warrants were recorded as derivative liabilities.

Securities and Exchange Commission
May 21, 2013

81.
Please tell us the assumptions used to determine the fair value of the MidMarket warrants upon issuance and at the December 31, 2012 balance sheet date. Tell us the number of shares into which the warrants were exercisable at December 31, 2012 and your consideration of the reasonableness of the fair value determined for the warrants considering the number of common shares into which the warrants were exercisable and the fair value of your common shares at issuance and on December 31, 2012.

Response:

The underlying security price (fair value of shares of common stock) was $0.0018, $0.0017 and $0.2075 at September 17, 2012, December 31, 2012 and March 31, 2013, respectively. The exercise price at each date is $1.25 per share based on the terms set forth in the warrant agreement. The historical volatility was estimated between a range of 109% and 112%, based on historically volatility of other public comparisons. The selected term was 2 years, 1.7 years and 1.5 years, respectively, which correlates to the time to expiration. The risk free rate was estimated at 0.23%, 0.25% and 0.25%, respectively, based on the 2-year treasury rate which was closest to the selected term at each date. At March 31, 2013 and December 31, 2012, the warrants were exercisable into 749,542 and 6,007,529 shares of common stock. As the fair value of the common stock at each of the dates was significantly lower than the exercise price of the warrants, the Company expected the fair value of the warrants to be relatively low despite the number of shares issuable upon exercise of such warrants. In addition, since the remaining term to expiration at March 31, 2013 and December 31, 2012 was not materially different from the term used at the date of issuance (September 17, 2012), the Company determined the resulting fair value conclusions to be consistent.

11. Income Taxes, page F-40

82.
We reviewed your response to comment 66 in our letter dated January 4, 2013 and the related revisions to your disclosures. Please tell us why you believe differences between the tax basis of assets and liabilities, such as derivative liabilities and debt discount, are permanent in nature and not deferred tax or temporary items.

Response:

The Company hereby supplements its response to add that the book to tax difference for the derivative liability (warrants) relates to the change in fair value from period to period. This amount will never be taxable/deductible and therefore is a permanent item. The debt discount, however, is accounted for as a temporary item as this will be deductible in a future period and represents a timing difference.

Securities and Exchange Commission
May 21, 2013

83.
We note that net deferred tax liabilities increased $2,374,356 from December 31, 2011 to December 31, 2012. Since the deferred income tax provision or benefit should be based on the net change in deferred tax items, please help us understand how you concluded you have a deferred income tax benefit of $2,800,972.

Response:

As indicated in the Company’s response to Question 59 of the Comment Letter, the Company recorded a deferred tax liability of approximately $1.3 million through purchase accounting as a result of the acquisition of three entities in 2012 and the subsequent conversion from the cash method to the accrual method of accounting. Additionally, the Company recorded deferred tax liabilities for intangible assets also related to the aforementioned acquisitions. Since these adjustments were recorded through purchase accounting, the change in the deferred tax liability was not reflected as tax expense in the 2012 deferred tax provision in the Consolidated Statement of Operations. Additionally, the increase in the deferred tax liability offsets the Company’s net deferred tax assets, which resulted in a net deferred tax liability as of December 31, 2012. The Company had previously recorded a full valuation allowance against the net deferred tax assets, and therefore, as a result of the current year decrease in the assets, the Company reversed approximately $1.7 million of the valuation allowance. This amount is reflected in the 2012 Consolidated Statement of Operations as an income tax benefit.

84.
Please explain to us in a reasonable amount of detail how the deferred tax liability labeled “Section 481 adjustment” was derived and why you will recognize $4,565,000 of income over the period 2012 through 2015 as a result of a change from cash to accrual accounting for the three acquired entities. Please also disclose any potential limitations on your ability to realize this income.

Response:

During 2012, the Company acquired ownership of three entities that had historically used the cash method of accounting for tax purposes. Section 446 of the Internal Revenue Code of 1986, as amended, requires that the Company prepare its tax returns using the accrual method of accounting. As a result of this change from cash to accrual accounting for income tax purposes, the Company recorded $4.5 million, or $1.3 million tax affected, as a deferred tax liability through purchase accounting (which will be recognized into income over the period 2012 through 2015). A change in method of accounting requires an adjustment under IRC section 481(a). IRC section 481(a) requires those adjustments necessary to prevent amounts from being duplicated or omitted to be taken into account when the taxpayer’s taxable income is computed under a method of accounting different from the method used to compute taxable income for the preceding taxable year. When there is a change in method of accounting to which IRC section 481(a) is applied, income for the taxable year preceding the year of change must be determined under the method of accounting that was then employed, and income for the year of change and the following taxable years must be determined under the new method of accounting as if the new method had always been used. The adjustment represents the cumulative difference between the present and proposed methods. As this was a voluntary method change, the rules allow a four year recognition period for an unfavorable Section 481 adjustment (i.e. additional taxable income).

Securities and Exchange Commission
May 21, 2013

85.	Please tell us how your classification of deferred tax assets and liabilities on the Consolidated Balance Sheets comply with the guidance in ASC 740-10-45-4 through ASC 740-10-45-13.

Response:

The guidance, per ASC 740-10-45-4 through ASC 740-10-45-13, permits current deferred tax assets and liabilities to be offset and presented as a single amount in the Company’s statement of financial position if they relate to a particular tax-paying component of the Company within a particular tax jurisdiction. The same treatment is applied to noncurrent deferred tax assets and liabilities. The Company had a net deferred tax liability of $2.3 million as of December 31, 2012, which was recorded as noncurrent in the statement of financial position. The Company evaluated the nature of the deferred tax assets and liabilities and determined this was appropriate based on the fact that the current portion of the Section 481 adjustment is offset by the corresponding available net operating losses and other current deferred tax liabilities. The result is net zero current deferred tax liabilities and $2.3 million as non-current. There was a deferred tax liability amount related to Puerto Rico that was identified as current and should have been reflected separately given that its related to a different tax jurisdiction. However, this amount was immaterial and therefore not shown separately in the Company’s statement of financial position.

14. Stockholders’ Deficit, page F-42

86.
We reviewed your response to comment 67 in our letter dated January 4, 2013 and note the additional disclosure regarding how you determine the value at which to record preferred stock issuances on page F-23. Please also disclose how you determine the value at which to record common stock issued in connection with acquisitions, in connection with debt conversions and settlements and in connection with loan modifications, similar to the information you provided in your correspondence. Otherwise tell us where to locate these disclosures.

Response:

The Company determines the value at which to record preferred stock issued in connection with acquisitions using the Option Pricing Method. The Company obtained an independent valuation of the shares of common stock issued in connection with the acquisitions completed in 2011 and 2012. The Company uses the market price of its common stock to determine the fair value of shares of common stock issued in connection with acquisitions, debt conversions and settlements and loan modifications.

Securities and Exchange Commission
May 21, 2013

The Company has revised the disclosure in Note 14 on page F-46 of the Prospectus to reflect the foregoing.

Preferred Stock, page F-44

87.
In the interest of clear and prominent disclosure of the future cash obligations attendant to redeemable preferred shares, please move your disclosures regarding redeemable preferred stock to a separate footnote captioned “Redeemable Preferred Stocks” separate and apart from your Stockholders’ Deficit footnote. Refer to section 211.04 of the Codification of ASRs and FRRs.

Response:

The Company has moved the discussion related to redeemable preferred stock from Note 14 “Stockholder’s Deficit” to a new Note 15 under the caption “Redeemable Preferred Stock” appearing on page F-47 of the Prospectus.

88.
For each series of preferred stock outstanding, please disclose the number of common shares into which the preferred stock is convertible at each balance sheet date. Please note we are looking for disclosure of a specific number of common shares; e.g., you should disclose that the Series B Preferred Stock is convertible into X number of shares at December 31, 2012 and Y number of shares at December 31, 2011, which is based on each Series B Preferred Share being convertible into .00134% of the Company’s total common stock outstanding on a fully-diluted basis. Please also disclose the total shares of common stock outstanding on a fully-diluted basis at December 31, 2012 and December 31, 2011, for purposes of computing the number of shares into which each series of preferred stock is convertible.

Response:

The Company has revised the disclosure in Notes 14 and 15 to its consolidated financial statements to show the number of shares of common stock into which each series of preferred stock was convertible as of December 31, 2012 and 2011. The Company has also included the amount of fully-diluted shares of common stock at each date.

The following table summarizes the number of shares of common stock into which each class of preferred stock and warrants was convertible as of March 31, 2013,  March 31, 2012, December 31, 2012, and 2011:

	March 31,		December 31,
	2013	2012	2012	2011
Series A Preferred Stock	-	160,000	160,000	160,000
Series B Preferred Stock	9,037,955	1,323,553	18,080,050	723,208
Series C Preferred Stock	4,143,505	1,093,845	13,560,038	-
Series D Preferred Stock	13,407	673,191	194,560	884,364
Series E Preferred Stock	1,536,448	-	5,119,460	-
Series F Preferred Stock	1,383,333	-	1,047,317	-
Series H Preferred Stock	1,361,449	-	2,345,548	-
Series I Preferred Stock	1,500,000	-	1,135,647	-
MidMarket warrants	749,452	-	6,007,529	-
UTA Capital warrants	-	875,076	-	578,566
Series E Preferred Stock warrants	768,314	-	2,606,745	-
	20,493,863	4,125,665	50,256,894	2,346,138

Securities and Exchange Commission
May 21, 2013

At December 31, 2012, the holders of Series B Preferred Stock and Series C Preferred Stock agreed to convert their shares prior to the holders of the Series E Preferred Stock and the Series H Preferred Stock, and prior to the holders of warrants to purchase Series E Preferred Stock and the warrants held by Great American Insurance Company and Great American Life Insurance Company. By doing so, they forfeited their anti-dilution privilege.

89.
For each series of preferred stock, please tell us the specific conversion terms of the embedded conversion features and explain how you concluded the embedded conversion feature in each case did not require bifurcation and separate accounting as a mark to market derivative liability.

Response:

Please find below the specific conversion terms for each of the Company’s series of preferred stock:

●	Series A Preferred Stock. Each share of Series A Preferred Stock was convertible into ten shares of common stock. The Series A Preferred Stock has already been converted into common stock.

●
Series B Preferred Stock. Each share of Series B Preferred Stock is convertible into a number of shares of common stock equal to 0.134% of the outstanding shares of common stock at the time of conversion on a fully-diluted basis.

●
Series C Preferred Stock. For a two year period after issuance, each share of Series C Preferred Stock is convertible into a number of shares of common stock equal to 0.025% of the outstanding shares of common stock at the time of conversion on a fully-diluted basis.

Securities and Exchange Commission
May 21, 2013

●
Series D Preferred Stock. The Company has the option to convert shares of Series D Preferred Stock into shares of common stock by dividing the stated value of the Series D Preferred Stock by the closing price of the common stock on the last business day preceding written notice by the Company to the holders of the Series D Preferred Stock of the Company’s decision to convert such shares. The Series D Preferred Stock has all been converted into common stock.

●
Series E Preferred Stock. For the twelve-month period beginning on the date of issuance of the first share of Series E Preferred Stock, all outstanding shares of Series E Preferred Stock are convertible in the aggregate into a number of shares of common stock equal to 9.8% of the outstanding shares of common stock at the time of conversion on a fully-diluted basis.

●
Series F Preferred Stock. For the twelve-month period beginning on the fourth day after the effective date of a Registration Statement on Form S-1 the Company files with the Commission, each share of Series F Preferred Stock is convertible into the number of shares of common stock determined by dividing $1,000 by the conversion price (as adjusted for stock splits, stock dividends, recapitalization and the like). The conversion price is the lesser of (i) the last reported sale price (or if there is no reported last sale price, the last reported bid price) of the Company’s common stock on the third trading day following the effective date of a Registration Statement on Form S-1 the Company files with the Commission and (ii) the average of the last reported sale price (or, if there is no last reported sale price, the last reported bid price) of its common stock for each of the three trading days prior to the date of the conversion notice.

●
Series G Preferred Stock. When and if issued, after the effective date of a Registration Statement on Form S-1 the Company files with the Commission, each share of Series G Preferred Stock is convertible into the number of shares of common stock determined by dividing $1,000 by the conversion price (as adjusted for stock splits, stock dividends, recapitalization and the like). The conversion price is the lesser of (i) the last reported sale price (or if there is no reported last sale price, the last reported bid price) of the Company’s common stock on the third trading day following the effective date of a Registration Statement on Form S-1 the Company files with the Commission and (ii) the average of the last reported sale price (or, if there is no last reported sale price, the last reported bid price) of its common stock for each of the three trading days prior to the date of the conversion notice.

Securities and Exchange Commission
May 21, 2013

●
Series H Preferred Stock. At any time on or after February 21, 2013 and on or prior to February 21, 2014, the shares of Series H Preferred Stock are convertible in the aggregate into the number of shares of common stock equal to 4.49% of the common stock at the time of conversion on a fully-diluted basis.

●
Series I Preferred Stock. Beginning on the earlier of 30 days after the closing of an underwritten public offering of shares of common stock, or 120 days after issuance, each shares of Series I Preferred Stock is convertible into common stock based on a conversion price equal to the stated value of the Series I Preferred Stock divided by the average of the last reported sale price of the common stock for each of the three trading days prior to the conversion date (or, if there is no such reported last sale price, the last reported bid price on such date).

The Company acknowledges the Staff’s comment and has concluded that its convertible preferred stock instruments are hybrid instruments. A hybrid instrument consists of a host contract (preferred stock) and an embedded feature. Pursuant to ASC 815- 15-25-1(a), an embedded feature does not require bifurcation if the feature is clearly and closely related to the host contract. Therefore, the nature of the host contract must be determined in order to assess whether any embedded features are considered clearly and closely related.

The Company has evaluated each of its series of convertible preferred stock and determined that they should be considered an “equity host” and not a “debt host.” The Company’s analysis followed the “whole instrument approach” which compares an individual feature against the entire preferred stock instrument that includes that feature. ASC 815-10-S99-3A states that the existence or omission of any single term or feature is not necessarily determinative of the economic characteristics and risks of the host contract. The Company’s analysis considered the economic characteristics and risks, and more specifically, evaluated all of the stated and implied substantive terms and features of the preferred stock including (i) whether the preferred stock included redemption features, (ii) how and when any redemption features could be exercised, (iii) whether the preferred stockholders were entitled to dividends, (iv) the voting rights of the preferred stock, (v) the existence and nature of any conversion rights, (vi) whether there were any protective covenants and (vii) whether the holders of the preferred stock had representation on the board of directors.

Securities and Exchange Commission
May 21, 2013

The table analysis below presents several key features that are included in the Series B, C, E, F, G, H and I Preferred Stock with the Company’s view of how they affect the determination of the host contract.

	B	C	D	E	F	G	H	I
EQUITY Characteristics:
Convertible into an equity instrument, common shares	x	x	x	x	x	x	x	x
Voting rights	x	x	x	x	x		x	x
Not mandatorily redeemable	x	x	x	x	x	x	x	x
No creditor rights (shareholders cannot force bankruptcy)	x	x	x	x	x	x	x	x
No collateral requirements	x	x	x	x	x	x	x	x
DEBT Characteristics:
Dividends	x	x	x	x	x	x	x

Feature that are more like an Equity host:

●	Convertible into an equity instrument, common shares;

●	The preferred shares have voting rights (with the exception of the Series G Preferred Stock);

●	The shares are not mandatorily redeemable;

●	The shares do not have creditor rights (the right to force bankruptcy); and

●	The shares do not have collateral requirements.

Features that are Neutral:

●	Conditional redemption feature.

Features that are more like a Debt host:

●	The shares have dividend rights (with the exception of the Series B, G and I Preferred Stock). Series G Preferred Stock has dividend rights, if it is issued.

The analysis below presents the Company’s view of how the Series D Preferred Stock conversion option features are more equity-like.

The Series D Preferred Stock are convertible into common stock at the option of the Company at any time when the market capitalization exceeds $15 million or the shares of common stock trade in excess of $0.35 a share. A conversion option held by the Company is a call (it allows the issuer to redeem the shares at its option). The number of common shares will be calculated by dividing the face value of the Series D by the closing price of the common stock on the last day before the Company provides written notice to the holders to convert. Based on ASC 815-15-25-20 (SFAS 133 pa 61(e), “a purchased call option that enables the issuer of an equity instrument to reacquire that equity instrument would not be considered to be a derivative instrument by the issuer of the equity instrument. Thus, if the call option were embedded in the related equity instrument, it would not be separated from the host contract by the issuer.” It would be considered clearly and closely related since the preferred shares are equity-like and the call conversion feature is equity-like because it is the Company converting its own shares which is in its control.

Securities and Exchange Commission
May 21, 2013

 The Series F, G, and I Preferred Stock are conditionally convertible at the option of the holder. Consequently, these Series are not subject to ASC 480-10 as they represent outstanding shares that embody a conditional obligation (see ASC 480-10-25-14).

As a result of the fact that the majority of features in each series of preferred are more equity-like, the Company concluded that the preferred stock is an “equity host.” Next, the Company evaluated whether the embedded conversion option was clearly and closely related to the host instrument. The “clearly and closely related” evaluation generally refers to a comparison of the economic characteristics and risks of the embedded feature to those of the host instrument. Generally, the underlying, which causes the value of the embedded feature to fluctuate, must be related to the inherent economic nature of the host instrument to be considered clearly and closely related to the host instrument. If the economic characteristics and risks of the embedded feature are clearly and closely related to the economic characteristics and risks of the host contract, ASC 815 does not permit bifurcation of the feature. Most commonly, the economic characteristics and risks of a conversion option embedded in a stock instrument are considered clearly and closely related to an equity host as its value is influenced principally by the underlying equity security’s fair value. Therefore, bifurcation would not be required.

The Company evaluated the inherent economic characteristics and risks of the conversion option embedded in its convertible preferred stock, including the mechanism that provides for an adjustment to the conversion price or number of shares in the event that the Company sells additional shares. The consideration of whether an embedded feature is clearly and closely related to its host instrument precedes consideration of whether the instrument is indexed to a company’s own stock and classified in stockholders’ equity. The Company concluded that the economic characteristics and risks of the conversion option are clearly and closely related to the underlying preferred stocks. As a result, the conversion option is considered clearly and closely related to the preferred stock and therefore it does not require bifurcation.

90.
You disclose on page F-44 that in June 2011, you sold and received subscriptions for the sale of 15,000 shares of Series B Preferred Stock at $1,000 per share. Based on your balance sheet as well as the table on page F-47, it appears you recorded this transaction at the $15,000 in proceeds received. Please revise your disclosure to clarify whether you sold 15 shares for $1,000 per share, or whether you sold 15,000 shares for $1 per share.

Response:

The Company has amended the disclosure on page F-48 to reflect that 15,000 shares of Series B Preferred Stock were issued at a price of $1.00 per share.

Securities and Exchange Commission
May 21, 2013

91.	Please disclose the redemption terms of the Series C Preferred Stock.

Response:

The Company has amended the disclosure on page F-48 to disclose the redemption terms of the Series C Preferred Stock.

92.
You disclose that Series D preferred stock is classified outside of permanent equity because such shares can be redeemed for cash, though the shares are not currently redeemable. Please disclose the events and circumstances under which these shares will become redeemable or probable of redemption. Please also revise your disclosure on page F-45 under the Series D subheading which indicates the Series D Preferred Stock is non-redeemable to clarify the redemption terms of these shares.

Response:

The Company analyzed if the shares of Series D Preferred Stock not in scope with ASC 480 should be classified as permanent or temporary equity in accordance with ASR 268 and ASC 480-10-S99 (EITF Topic D-98) by determining if they are more akin to debt or equity. Equity securities are required to be classified outside of permanent equity in temporary equity if they are redeemable or can be redeemable for cash or other assets:

●
At a fixed or determinable price on a fixed or determinable date at the option of the holder (this is not applicable to the Series D Preferred Stock because such shares are not redeemable at a fixed or determinable date);

●
Based upon the occurrence of an event that is not solely within the control of the issuer (this is applicable to the Series D Preferred Stock because such shares are redeemable upon a deemed liquidation event); or

●	Based upon a deemed liquidation event (this is applicable to the Series D Preferred Stock because such shares are redeemable upon a deemed liquidation event).

The Company has revised the disclosure on page F-48.

Securities and Exchange Commission
May 21, 2013

93.
Please revise your disclosure here and elsewhere throughout the document to clarify whether the Series G preferred shares have been issued or are contingently issuable. Also clearly state if and how you have recognized these shares in the financial statements and why. Please be sure to address your accounting for any dividends attributed to these shares, as we note your disclosure that holders of Series G Preferred Stock are entitled to receive cumulative dividends at a rate of 12% per annum payable quarterly, beginning on September 30, 2012.

Response:

The Company contemplated that the shares of Series G Preferred Stock would serve as a guaranty for certain post-closing obligations of the Company to the sellers of ADEX, including a promissory note in the amount of $1,046,000 and a note in the amount of $1,332,668, which was equal to the net working capital of the ADEX Entities as of the closing date. In November 2012, these notes were satisfied in their entirety, and as a consequence the 1,500 shares of Series G Preferred Stock that were to secure the Company's obligations under such notes were never issued.  The remaining 2,000 shares of Series G Preferred Stock are to be issued in the event the Company defaults on any obligations it may have to pay contingent consideration per the terms of the ADEX purchase agreement. For the three months ended March 31, 2013 and the year ended December 31, 2012, the Company did not issue any dividends, as the Series G Preferred Stock was not issued during those periods. The Series G Preferred Stock will accrue dividends if and when issued.

TNS, Inc. Financial Statements and Independent Auditor’s Report, page F -51

Note 2: Summary of Significant Accounting Policies, page F-57

Revenue Recognition, page F-58

94.	Please revise to disclose whether revenues are recognized as services are performed, and if not, please explain why.

Response:

The Company has revised the disclosure on Page F-70 to disclose that revenues are recognized as services are performed.

Note 6: Subsequent Events, page F-60

95.
We note the disclosure that upon completion of an underwritten offering on Form S-1, you will issue to the former TNS, Inc. shareholders additional shares of your common stock. Please tell us where this is disclosed in the InterCloud Systems, Inc. financial statements, how this provision is accounted for and the basis in GAAP for your accounting.

Response:

The Company has included the additional shares to be issued to the TNS shareholders in the contingent consideration amount recorded on page F-73 of the Prospectus.

Securities and Exchange Commission
May 21, 2013

ADEX Corporation Financial Statements and Independent Auditor’s Report , page F-71

Note D- Income Taxes, page F-80

96.
We reissue comment 84 in our letter dated January 4, 2013 as it does not appear you addressed the comment. Please disclose the provision for income taxes for each year presented and revise the amounts to conform to the amounts presented in the statements of operations.

Response:

The Company has revised its notes to the consolidated financial statements on page F-83 of the Prospectus to disclose the provision for income taxes for each year presented and has revised the amounts to conform to the amounts presented in the statement of operations.

Note G – Subsequent Events, page F-81

97.
Please review these disclosures regarding the ADEX Agreement for consistency with disclosures regarding the ADEX Agreement in the InterCloud Systems, Inc. financial statements and revise as appropriate for consistency.

Response:

The Company has revised the disclosure on page F-27 to conform to the disclosure on page F-84.

Securities and Exchange Commission
May 21, 2013

Telco Professional Services and Handset Testing Divisions Audited Financial Statements, page F-108

General

98.
The financial statements must reflect all costs of doing business, including an allocation of costs incurred on the divisions’ behalf by the parent company. Based on your disclosures under Note B – Basis of Presentation, it does not appear these financial statements comply with that requirement. As such, please tell us in detail how you have complied with each provision in ASC 225-10-S99-3. If you believe these requirements are impracticable to apply, any request to substitute statements of assets and liabilities assumed and statements of revenues and direct expenses in lieu of the full financial statements or carve-outs should be directed to the Division of Corporation Finance’s Office of the Chief Accountant.

Response:

The Company has revised the Telco Professional Services and Handset Testing Divisions (the “Divisions”) to reflect all costs of doing business, including an allocation of costs such as employee salaries and related benefits, rent, insurance and consulting fees as well as interest expense. The Company has also disclosed the method of allocating common expenses to the Divisions, a brief explanation and a statement as to what the costs of such expenses would have been if the Divisions had operated as an unaffiliated entity in Note B “Summary of Significant Accounting Policies – Expenses Incurred by the Company on behalf of the Divisions” appearing on page F-125 of the Prospectus. The Company respectfully submits that the Divisions’ financial results are included in the income tax return of a limited liability corporation which does not incur income taxes and had already disclosed this fact in Note B “Summary of Significant Accounting Policies – Income Taxes.”

Securities and Exchange Commission
May 21, 2013

Additionally, the Company has revised its notes to the financial statements to disclose any financing arrangement between the Parent and the Divisions, and where an interest charge on intercompany debt has not been provided, an analysis of the intercompany accounts (which is reflected in the Statement of changes in Net divisional assets).

99.
Please refer to ASC 805-50-S99-1 which requires that parent company debt secured by divisional assets be reflected in the divisional financial statements. Tell us how you have complied with this guidance in light of your disclosure on page F-115 that accounts receivable are used as collateral for a master revolving line of credit between the divisions’ parent company and a commercial bank.

Response:

The Company has revised the divisional financial statements to reflect the proportion of the parent company debt directly attributable to the Divisions and secured by divisional assets. The Company has revised Note A “Nature of Business” and Note G “Parent Company Debt” of the Divisions financial statements on pages 123 and 126 of the Prospectus, respectively, to disclose the following information required by ASC 805-50-S99-1:

●	The relationship between the Parent and the Divisions;

Securities and Exchange Commission
May 21, 2013

●	A description of any arrangement that resulted in the Division's guarantee, or pledge of assets or stock that provides for security for the Parent’s debt;

●	The impact of such cash flows on the Divisions’ ability to pay dividends or other amounts to holders of its securities.

Please note that, in addition to the revolving credit facility previously disclosed, the Parent has also entered into Base Notes, which consists of acquisition debt associated with the buyout of former management in November 1997, prior to the formation of the Divisions. Since the Base Notes were not associated with the operations of the Divisions (as provided pursuant to ASC 225-10-S99-5 Question 4) or its acquisition (as provided pursuant to ASC 805-50-S99-1 Question 3), such debt is not reflected in the Divisions’ financial statements but is disclosed in the Divisions’ notes to the financial statements.

Statement of Changes in Divisional Net Assets, page F-110

100.
Fiscal 2012 net income does not agree to net income on the Divisional Statements of Income. The ending balance of divisional net assets at December 31, 2012 does not agree to the Divisional Balance Sheets. Net divisional transfers in 2012 do not agree to the Divisional Statements of Cash Flows. Please revise the financial statements to address each of these discrepancies.

Response:

The Company has revised the Statement of Changes in Divisional Net Assets on page F-113 and the Divisional Statement of Cash Flows on page F-114.

Securities and Exchange Commission
May 21, 2013

Integration Partners – NY Corporation Financial Statements and Independent Auditor’s Report, page F-117

Note 2: Summary of Significant Accounting Policies, page F-123

Revenue Recognition, page F-124

101.	Please disclose your revenue recognition policy for separately priced maintenance agreements on products and services.

Response:

The Company has revised the disclosure on page F-135 to disclose its revenue recognition policy with respect to maintenance and customer support.

Warranty Costs, page F-126

102.	Please disclose why a reserve for warranties is not necessary at December 31, 2012 and December 31, 2011.

Response:

The Company has revised the disclosure on page F-137 to disclose why it does not believe that a warranty reserve is needed as of December 31, 2012.

Exhibit 23.3 Auditors Consent

103.
We note the auditors’ report on page F-99 covers the financial statements as of and for the two years ended December 31, 2011. Please have your auditors revise their consent to incorporate both periods covered by the audit report.

Response:

The Company has filed a revised Exhibit 23.3 with Amendment No. 2.

Form 10-K for Fiscal Year Ended December 31, 2012

General

104.	Please address the applicable comments above.

Response:

The Company undertakes to file an amendment to its Annual Report on Form 10-K incorporating all of the revised disclosure in response to the Staff’s comments when the Staff concludes its review of the Registration Statement.

*    *    *

Securities and Exchange Commission
May 21, 2013

If you have any questions with respect to the foregoing, please contact me at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc: Mr. Mark Munro